Exhibit 99.U

Cerro San Pedro Gold/Silver Project

Development Plan Summary
State of San Luis Potosi, Mexico
Technical Report

Prepared for

Metallica Resources, Inc

December 31, 2003

Prepared by

Washington Group International, Inc.

Jerry E. Snider, P.E.

TABLE OF CONTENTS

1	SUMMARY	1-1
1.1	Project Description	1-1
1.2	Regional Geology	1-2
1.3	Deposit Geology and Mineralization	1-3
1.4	Drill Data	1-3
1.5	Resource Estimation	1-3
1.6	Reserves and Mine Planning	1-4
1.7	Metallurgy	1-6
1.8	Leach Pad and Ponds	1-7
1.9	Infrastructure	1-7
1.10	General Administration and Services	1-8
1.11	Environmental and Permitting	1-9
1.12	Reclamation and Closure	1-9
1.13	Socioeconomic Programs	1-10
1.14	Operations, Organization and Work Schedule	1-10
1.15	Construction Execution	1-11
1.16	Operating Cost Estimate	1-11
1.17	Capital Cost Estimate	1-12
1.18	Economic Evaluation	1-13
1.19	Conclusions	1-17
1.20	Recommendations	1-18
2	INTRODUCTION AND TERMS OF REFERENCE	2-1
3	DISCLAIMER	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1

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5	ACCESIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	5-1
6	HISTORY	6-1
7	GEOLOGIC SETTING	7-1
8	DEPOSIT TYPES	8-1
9	MINERALIZATION	9-1
10	EXPLORATION	10-1
10.1	Property History	10-1
10.2	Recent Exploration Activity	10-1
11	DRILLING	11-1
12	SAMPLING METHOD AND APPROACH	12-1
13	SAMPLING PREPARATION, ANALYSIS AND SECURITY	13-1
13.1	Sample Preparation	13-1
13.2	Assay Methods	13-1
14	DATA VERIFICATION	14-1
15	ADJACENT PROPERTIES	15-1
16	MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17	MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES	17-1
17.1	Database Information Used	17-1
17.2	Validation of the Database	17-2
17.3	Construction of the Computer Block Model	17-2
17.3.1	Geologic Domains	17-2
17.3.2	Mineralization Envelopes	17-3
17.3.3	Composites and Statistics	17-3
17.3.4	Variography	17-3

17.3.5	Block Densities	17-4
17.3.6	Bench Height Study	17-4
17.3.7	Resource Estimate Techniques	17-4
17.4	Mineral Resources	17-5
17.5	Mineable Reserves @ $325 Gold and $4.62 Silver Prices	17-6
17.5.1	Pit Limit and Sequence Analyses	17-6
17.5.2	Final Pit Design Parameters	17-7
17.5.3	Mineable Reserves	17-10
18	OTHER RELEVANT DATA AND INFORMATION	18-1
19	INTERPRETATION AND CONCLUSIONS	19-1
20	RECOMMENDATIONS	20-1
21	REFERENCES	21-1
22	ADDITIONAL REQUIREMENTS ON DEVELOPMENT PROPERTIES	22-1
22.1	Reserves and Mine Planning	22-1
22.1.1	Mineable Reserves	22-1
22.1.2	Evaluation Input Parameters	22-2
22.1.3	Evaluation Verification	22-4
22.1.4	Final Pit Design Parameters	22-4
22.1.5	Mine Equipment	22-7
22.1.6	Mine Personnel	22-10
22.2	Metallurgy	22-10
22.2.1	Background	22-11
22.2.2	Strategy for Developing Reliable Estimates of Recoveries and Reagent Consumption	22-12
22.2.3	Description of Metallurgical Samples and Summary of Testing	22-14

22.2.4	Recovery Curves Extended for Ultimate Time on the Heap	22-17
22.3	Process and Design Engineering	22-22
22.3.1	Site Layout Considerations	22-22
22.3.2	Process Design Criteria	22-22
22.3.3	Merrill-Crowe Recovery Plant	22-22
22.3.4	Refining	22-24
22.3.5	Process Plant Services	22-24
22.3.6	Process Personnel	22-24
22.4	Leach Pad and Ponds	22-24
22.4.1	Run of Mine Haulage and Lime Addition	22-25
22.4.2	Leach Solution Recovery and Distribution	22-25
22.5	Infrastructure	22-25
22.5.1	Roads	22-25
22.5.2	Water Supply	22-25
22.5.3	Other Project Facilities	22-26
22.5.4	Community Infrastructure	22-26
22.5.5	Electrical	22-26
22.5.6	Communications	22-27
22.6	General Administration and Services	22-27
22.6.1	General Management, Accounting, and Services	22-27
22.6.2	Human Resources	22-27
22.6.3	Environmental	22-28
22.6.4	Public Relations	22-28
22.6.5	Corporate Support	22-28
22.6.6	G&A Personnel	22-28

22.6.7	G&A Costs	22-29
22.7	Environmental and Permitting	22-29
22.7.1	Environmental Baseline	22-30
22.7.2	Environmental Permitting	22-31
22.7.3	Environmental Management	22-32
22.8	Reclamation and Closure	22-34
22.8.1	Heap Leach Facility	22-34
22.8.2	Mine Waste/Waste Rock Dumps	22-36
22.8.3	Mine Pit	22-36
22.8.4	Infrastructures	22-36
22.8.5	Closure Costs	22-36
22.9	Socioeconomic Programs	22-38
22.10	Operations, Organization and Work Schedule	22-39
22.10.1	Work Schedule	22-39
22.10.2	Employee Salaries and Benefits	22-40
22.11	Construction Execution	22-42
22.12	Operating Cost Estimate	22-44
22.12.1	Mining Costs	22-44
22.12.2	Processing Costs	22-44
22.12.3	General and Administrative (G&A) Costs	22-45
22.12.4	Summary of Operating Costs	22-46
22.13	Capital Cost Estimate	22-47
22.14	Economic Evaluation	22-48
22.14.1	Basis of Estimate	22-48
22.14.2	Review of Significant Project Information	22-48

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22.14.3	Economic Model	22-49
22.14.4	Precious Metal Production	22-49
22.14.5	Revenue and Cash Flow	22-50
22.14.6	Economic Results	22-51
22.15	Sensitivity Analyses	22-51
23	ILLUSTRATIONS	23-1
24	CERTIFICATE OF QUALIFICATION	24-1

FIGURES

Figure 1.1 – IRR Sensitivity	1-15
Figure 1.2 – Gold Price Sensitivity	1-16
Figure 4.1 – Location of The Cerro San Pedro Project	4-2
Figure 4.2 – Project Site Map	4-4
Figure 4.3 – Photo with Buffer Zone	4-5
Figure 17.1 – Plan of LG Pit at $325/oz Au	17-9
Figure 17.2 – Phase 1 Pit	17-12
Figure 17.3 – Phase 2 Pit	17-13
Figure 17.4 – Phase 3 Pit – Ultimate Pit	17-14
Figure 22.1 – Plan of LG Pit at $325/oz Au	22-5
Figure 22.2 – Final (Year 9) Design Pit on Vertical Air Photo Base	22-9
Figure 22.3 – Flow Chart of Metallurgical – Process Design Test Work	22-13
Figure 22.4 – Projection of Porphyry Oxide Recoveries, Au	22-18
Figure 22.5 – Projection of Porphyry Oxide Recoveries, Ag	22-19
Figure 22.6 – Projection of Begonia Limestone Recoveries, Au	22-20
Figure 22.7 – Projection of Begonia Limestone Recoveries, Ag	22-21
Figure 22.8 – Simplified Process Flowsheet	22-23
Figure 22.9 – Closure Strategy PPT	22-35
Figure 22.10 – Organization Chart	22-41
Figure 22.11 – Summary of Operating Costs	22-47
Figure 22.12 – IRR Sensitivity	22-55
Figure 22.13 – Gold Price Sensitivity	22-56

TABLES

Table 1.1 – Mineral Resources by Classification	1-4
Table 1.2 – Mineable Reserve Summary by Classification @ $325 Au	1-5
Table 1.3 – Key Metallurgical Parameters By Ore Type	1-6
Table 1.4 – Summary Of Operating Costs	1-12
Table 1.5 – Capital Cost Estimate	1-12
Table 2.1 Sources of Information Used in the Development Plan	2-1
Table 11.1 – Available Drill Hole Database	11-1
Table 11.2 – Available Underground Database	11-1
Table 13.1 – Drill Hole Database Analytical Information	13-2
Table 13.2 – Underground Database Analytical Information	13-2
Table 16.1 – Summary of Metallurgical Tests	16-1
Table 16.2 – Key Metallurgical Parameters by Ore Type	16-2
Table 17.1 – Drill Hole Database Information	17-1
Table 17.2 – Block Model Limits and Dimensions	17-2
Table 17.3 – Rock Type and Structural Codes	17-2
Table 17.4 – Simplified/Grouped Structural Domains	17-3
Table 17.5 – Glamis 2000 Model Mineral Inventory*	17-5
Table 17.6 – Mineral Resources by Classification	17-6
Table 17.7 – Pit Limit Input Parameters – Process Recoveries and Processing Costs	17-6
Table 17.8 – Pit Limit Input Parameters – Other Economic Values and Slope Angles	17-7
Table 17.9 – Revised Pit Design Parameters	17-8
Table 17.10 – Summary of Final Mining Phase Tonnages @ $325 Au	17-10
Table 17.11 – Mineable Reserve Summary by Rock Type @ $325 Au	17-10
Table 17.12 – Mineable Reserve Summary by Classification @ $325 Au	17-11
Table 22.1 – Pit Limit Input Parameters - Process Recoveries and Processing Costs	22-3
Table 22.2 – Pit Limit Input Parameters - Other Economic Values and Slope Angles	22-3
Table 22.3 – Pit Design Parameters	22-6
Table 22.4 – Annual Production Summary	22-8
Table 22.5 – Major Mine Equipment Fleet Requirements	22-10
Table 22.6 – Key Metallurgical Parameters By Ore Type	22-11
Table 22.7 – Process Tonnage By Ore Type	22-14
Table 22.8 – Metallurgical Test Work to Date for Cerro San Pedro	22-16
Table 22.9 – G&A Positions	22-29
Table 22.10 – Comparison of Impacted Areas in MIA, Modified MIS, and Development Plan	22-32
Table 22.11 – Closure and Reclamation Costs	22-37
Table 22.12 – Summarized Construction Schedule	22-43
Table 22.13 – Mining Operating Cost Summary	22-44
Table 22.14 – Process Operating Cost Summary	22-45
Table 22.15 – G&A Operating Cost Summary	22-46
Table 22.16 – Summary Of Operating Costs	22-46
Table 22.17 – Capital Cost Estimate	22-47
Table 22.18 – Mine Production Schedule	22-49
Table 22.19 – Summary of Annual Precious Metal Production	22-50

Table 22.20 – Summary of Annual Net Revenue, Operating Costs, Operating Profit,	22-50
and Cash Cost/Au Eq Ounce	22-50
Table 22.21 – Base Case, Income Statement	22-52
Table 22.22 – Base Case, Cash Flow Statement	22-53
Table 22.23 – Base Case, Sensitivities	22-54

1 SUMMARY

Metallica Resources, Inc. (Metallica) has engaged Washington Group International (Washington Group) to prepare a Technical Report covering the Cerro San Pedro Project (Project) near San Luis Potosi, Mexico, to meet the requirements of Canadian National Instrument 43-101. This technical report reviews the Development Plan for the Project.

This development plan has been prepared to present the current project design, operating philosophy, capital and operating costs, and economics for the Cerro San Pedro gold/silver project located in the State of San Luis Potosi, Mexico. The project will be developed as an open pit mine producing run-of-mine ore that will be heap leached with precious metal recovery using a Merrill-Crowe plant to produce gold/silver doré on site.

The project produces about 960,900 gold equivalent ounces over an eight-year life at an average cash cost of $221 per gold equivalent ounce. The project requires an initial investment of $28.2 million to take it into production with a total investment over its life of $32.2 million. Assuming 100 percent equity, the project yields a Net Present Value of $35.7 million at a 5 percent discount rate with a 23.6 percent Rate of Return at metal prices of $350/oz Au and $5.00/oz Ag.

Ore will be hauled directly from the pit to the leach pad via a 2 kilometer (km) haul road. The leach pad will have the capacity for 61 million tonnes of ore. The precious metals are recovered from the pregnant heap leach solution using a typical Merrill-Crowe zinc precipitation plant.

Metal production is expected to be about 63,800 ounces of gold and 1.5 million ounces of silver in the first year and then average 90,400 ounces of gold and 2.1 million ounces of silver for Years 2 through 8 with production tapering off in Years 9 and 10. The total production is estimated to be nearly 722,000 ounces of gold and 16.9 million ounces of silver. On a gold equivalent basis, production is expected to reach 86,100 ounces the first year, average 120,000 ounces for the next seven years with the final two years producing the remaining ounces for a grand total of 960,900 gold equivalent ounces.

Average unit operating costs over the life of the project, excluding the preproduction stripping that is included in the capital cost, are $0.99 per total tonne ($2.09 per tonne of ore) for contract mining (mining, fuel, water, maintenance, and supervision), $0.04 per tonne of ore for the owner’s mining costs, $0.98 per tonne of ore for processing, and $0.38 per tonne of ore for general and administrative costs.

All federal, state, and municipal permits required for the project have been applied for or have been granted and the project has maintained compliance with all permit conditions.

1.1 Project Description

The Cerro San Pedro gold and silver heap leach project is located in semi-arid central Mexico in the state of San Luis Potosi (SLP) approximately 400 km north of Mexico City along the interstate highway connecting Mexico City with Monterrey. The site is located 20 km east-northeast of the city of SLP, which is the state capital with a population of approximately one million people. The site can be easily reached via a 10 km secondary road extending from the

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Periferico Oriente to the village of Cerro de San Pedro. The SLP airport has many daily flights to Mexico City and Monterrey as well as limited direct flights from the United States.

The Cerro San Pedro district has undergone several periods of significant mineral production over the past 400 years. In recent history, Asarco, Geocon, Bear Creek Mining, and Compania Fresnillo conducted exploration and development programs. Minera San Xavier (MSX), a wholly owned subsidiary of Metallica Resources, Inc. (Metallica), began its exploration activity at Cerro San Pedro in April 1995. Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior, Inc. (Cambior) in early 1998 giving Cambior a 50 percent interest in the project.

In May 2000, Glamis Gold Ltd. (Glamis) acquired Cambior’s Mexican holding company and assumed the terms of the joint venture agreement executed by Cambior with Metallica. As part of that agreement, Glamis evaluated the resources and mining reserves developed by Cambior, for Cambior’s Feasibility Study completed in November 1999, prior to performing the detailed work that provided the basis for Glamis’ November 2000 Feasibility Study.

In January 2003, Glamis agreed to sell its 50 percent interest in the project to Metallica for cash, and/or cash and free trading common shares of Metallica, and a sliding scale Net Smelter Return (NSR) royalty that is based on the price of gold.

Currently, MSX controls 41 mineral concessions, totaling 9,295 hectares (ha). In addition to the mineral concessions, MSX has all the surface rights agreements in place for the operation. MSX has worked to establish an operating safety buffer zone for the village of Cerro San Pedro, adjacent to the proposed pit, and many properties within the buffer zone have been acquired.

MSX has also obtained the required power line rights of way and water rights to construct and operate the project. Water rights agreements with five parties for the annual use of 992,000 cubic meters (m) have been concluded and the National Water Commission has approved their transfer to the well site located approximately two km from the leach pad.

Four feasibility studies have been prepared for the project to date. Welsh Engineering Science & Technology, Inc. (Westec) produced the first feasibility study. Kilborn International, Inc. (Kilborn) produced a feasibility study for Metallica in 1997; Cambior prepared a feasibility study in December 1999; and Glamis produced their feasibility study in November 2000. This development plan utilizes reports that were generated from the previous feasibility studies, as well as more recent work, to support the current design and operating concepts.

1.2 Regional Geology

The Cerro San Pedro district lies along the boundary between the Sierra Madre Oriental (Eastern Sierra Madre) fold belt and the Mesa Central volcanic plateau physiographic provinces. Current exploration in this historic district has resulted in the delineation of a large body of low-grade gold-silver mineralization amenable to modern bulk mining and heap leach extraction methods.

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1.3 Deposit Geology and Mineralization

A complex deformation history, including pre-mineral folding, thrusting, normal, reverse, and wrench faulting, accompanied by porphyry dike intrusion are considered to be the primary factors behind the localization of mineralization at Cerro San Pedro. District geology is characterized by complexly folded and faulted Cretaceous limestones that have been intruded by a large dike or plug of diorite to quartz diorite porphyry of late Cretaceous to early Tertiary age. Gold-silver mineralization occurs in association with disseminated iron oxides and sulfides hosted within the porphyry intrusive (porphyry oxide, mixed and sulfide) and its surrounding limestone host rocks (from oldest to youngest? the Begonia, Hospital, and Barreno Limestones). Porphyry oxide-hosted mineralization is distributed in a well-developed zone of stockwork fracturing and pervasive hydrothermal alteration developed around the intersection between several systems of cross-cutting north, east, northeast, and northwest trending shear zones. These structures extend into the surrounding limestone country rocks as higher grade veins, chimneys, and mantos. A large body of porphyry mixed and porphyry sulfide-hosted Au-Ag-Zn sulfide mineralization also underlies the main zone of Au-Ag porphyry oxide mineralization. The bulk of the potentially economic mineralization is hosted within the porphyry diorite rock type.

1.4 Drill Data

The exploration program begun by Metallica in 1995 and expanded by Cambior in 1997 utilized the database that had been developed by previous companies since the 1970s. MSX’s efforts focused on expanding the previously defined oxide resource hosted in both limestones as well as in the underlying quartz diorite porphyry. This expansion has been accomplished through a systematic program of detailed surface and underground geological mapping, geochemical sampling, metallurgical testing, and the completion of approximately 58,000 m of exploration and delineation drilling. The resource estimate uses the results of 36 reverse circulation holes from exploration prior to MSX and 219 drill holes completed by MSX, 125 of which are reverse circulation and 94 are core holes. The deposit has been drilled overall on a 50 m by 50 m grid with a closer spacing in some areas. Assay intervals, typically of 2 m length, which had less than 30 percent recovery were not used for grade estimation. In addition, a total of 2,153 channel samples representing about 4,600 m were collected from numerous accessible underground workings.

1.5 Resource Estimation

The geological block model for Cerro San Pedro was constructed with respect to both structural and lithological (rock type) control. The assay results from drill holes and channel samples were composited to 5 m lengths by respecting these rock and structural domain boundaries. Cambior used standard industry practice to limit or cap the high-grade outliers and to develop indicators to reflect the boundary between low-grade mineralization and unmineralized or barren materials. Validation of the geological and assay database was done using software tools, plots on sections, and plan view maps to ensure that information stored in the database occurs in the correct position and conforms with the geological interpretation. Verification of assay results used in the database was also performed. After 1995, an assay verification program was initiated in which every twenty-fifth sample is systematically re-assayed.

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The resource has been evaluated using five different estimation techniques: ordinary kriging (OK), the inverse distance power cube (ID3), probability-assigned constrained kriging (PACK) with ordinary kriging (OK) and PACK with inverse distance cubed (ID3) and restrictive kriging (RK). Cross sections and bench level block model maps were compared for each method to determine the most representative method for estimating the CSP deposit. Cambior implemented the PACK method for estimating the Cerro San Pedro deposit. The RK method is a MEDSYTEM equivalent of the PACK technique. Glamis states that either of these restrictive kriging methods would best characterize the grade distribution for the CSP ore deposit in its November 2000 Feasibility Study.

A mineral resource for the RK estimating method was calculated for the model by rock type. Modeled voids for underground workings were accounted for in this inventory but no attempt was made to remove un-modeled voids, which are estimated at 600,000 tonnes.

The RK resource is presented by resource classification category at various cutoff grades in Table 1.1. These resources do not reflect economic pit designs, but rather are limited to reporting a geologic resource. Within the confines of an engineered pit, the measured and indicated resource would translate into proven and probable reserve categories respectively. This classification scheme adheres to standards set forth by Canadian and American securities authorities.

Table 1.1 - Mineral Resources by
Classification

	≥0.20 g/t Au			>0.30 g/t Au			>0.40 g/t Au
Resource
Category	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag

Measured	154,953	0.50	17.82	114,173	0.59	20.18	79,433	0.69	23.13
Indicated	61,849	0.38	10.12	33,866	0.49	12.55	18,546	0.61	14.84
Total	216,802	0.47	15.62	148,039	0.57	18.43	97,979	0.67	21.56
Inferred	21,584	0.37	8.20	11,649	0.48	9.07	6,917	0.57	10.18

1.6 Reserves and Mine Planning

The ore reserves presented in this development plan were prepared by WLR Consulting, Inc. (WLR) of Lakewood, Colorado.

Floating cone input parameters for this study used metallurgical recoveries, processing and mining costs derived from the results of Cambior metallurgical testing and historic Glamis operating parameters. Specialized mining software was used to evaluate the three-dimensional (3D) block model and to estimate economic mineable pit limits. Recovery, commodity prices, and operating cost criteria were varied to test the sensitivity of the resource to the key operating parameters. The base case commodity prices used were US$325 per ounce of gold and $4.62 per ounce of silver. Mintec’s MEDSYSTEM software, using a Lerchs-Grossmann (LG) algorithm, was used to evaluate the Cerro San Pedro resources. Only resource with a measured or indicated classification was considered as potential ore in the LG analyses; all inferred material was treated as waste.

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The 3D LG algorithm uses the net-value information to determine which blocks to mine as ore or waste. The ultimate pit, at a particular set of equivalency gold price, was determined by requiring the ore blocks within the pit shell to not only pay for their processing and G&A costs, but also their mining cost. Once the LG optimized shell of the pit is defined using the appropriate costs criteria, the reserves within that shell were compiled using internal cutoffs, based on only the processing and G&A costs, applied to each rock type. A final mineable pit was developed by WLR Consulting, Inc. with Metallica involvement. Slope angles used for design held to criteria established in C.O. Brawner Engineering report dated August 18, 1999. The final pit design was used to calculate the mineable reserves. Though economic pit shells considered only porphyry oxide and Begonia Limestone, the final mineable ore reported considers the additional ore rock types Barreno and Hospital Limestone. These reserve estimates include both proven and probable material (Table 1.2), which correspond to measured and indicated resources within the designed economic (ultimate) pit limits.

Table 1.2 – Mineable Reserve Summary by Classification @
$325 Au

	Ore	Au	Ag	Waste	Total
Classification	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes

Proven	58,857	0.59	23.9	46,154	105,011
Probable	2,199	0.61	26.6	14,763	16,962
Inferred (waste)	—	—	—	13,071	13,071
Total	61,056	0.59	24.0	73,988	135,044

The large tonnage, low-grade nature of the deposit dictated the use of large-scale open pit mining methods for efficient and cost effective mine development. The Cerro San Pedro Pit was divided into three phases to provide early ore production and spread stripping throughout the mine life, build to a sustainable annual ore quantity and provide relatively even ore production over the life of the project. The phased designs ensure that access is logical and available to all intermediate mining areas, and that adequate operating space was provided to achieve the proposed production rates. Haulage profiles were determined and calculated for each bench from each phase to an advancing leach pad or waste dump location for each production year.

The mining schedule was based on an average annual ore production of 7.5 million tonnes of ROM material, with a maximum total production not to exceed 21.5 million tonnes. The life of the mine spans nine years including preproduction (PP) and partial production in year nine.

Hydraulic shovels were chosen as primary loading units instead of an all-wheel-loader fleet to reduce loading costs and increase productivity. The use of hydraulic shovels was chosen versus electric shovels to minimize the capital cost and powerline network required for the mine site, provide the flexibility required in mining three phases, and provide a productive match with 140-tonne trucks. The 140-tonne haul trucks were selected as the largest practical truck that would operate in the Cerro San Pedro resource and provide favorable unit costs due to the economies of scale. Initial pit development will be performed with an 11.5 cm front-end loader and 90-t trucks. This fleet will be kept on site to provide flexibility as the pit is developed

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The mining operations will be performed by a contractor. MSX will have a small staff of mining technicians to support and supervise the mining contractor, including a mine manager, mine planning engineers, a geologist, a surveyor, and engineering department support technicians. An explosives contractor under the direct supervision of the mining contractor will perform the blasting operation. This contractor will be selected when the project receives final construction approvals.

1.7 Metallurgy

The Cerro San Pedro project has been the subject of extensive metallurgical investigations that have evaluated the performance of a variety of ore types subjected to various processing flowsheets. The metallurgical testing has supported Glamis’ conclusion that the ore can be processed effectively with conventional run-of-mine heap leach technology. These conclusions are further supported by the independent data reviews by McClelland Laboratories, Inc. and Kappes, Cassiday & Associates. Conventional run-of-mine heap leaching is the preferred processing option evaluated from the Glamis Feasibility Study. Fine crushing of the ore may become economic at a later date in the event that precious metals prices increase substantially.

Table 1.3 below summarizes the key metallurgical parameters developed as a result of the metallurgical investigations.

Table 1.3 – Key Metallurgical Parameters By Ore Type

	% Recovery (run-of-mine)		Reagent Consumption (kg/t)

Ore Type	Au	Ag	NaCN	Pebble Lime

Porphyry Oxide	75	40	0.30	3.0
Porphyry Mixed	30	40	0.60	6.0
Porphyry Sulfide	20	30	0.60	6.0
Begonia Limestone	55	25	0.30	3.0
Barreno Limestone	20	5	0.20	1.9
Barreno MnOx	19	5	0.20	1.9
Hospital Limestone	35	10	0.30	3.0
Weighted Average	62	34	0.33	3.3

The process flowsheet incorporates a conventional run-of-mine (ROM) heap leach operation with a Merrill-Crowe zinc precipitation recovery plant. The ore processing rate will peak at 7.5 million tonnes per year (25,000 tonnes per day) based on a six-days-per-week operation for mining and leach pad stacking.

Process plant facilities have been located based upon topographic constraints of the site. The process plant is designed to operate 24-hours per day seven days per week. It is also designed for a peak rate of 8,000,000 tonnes of ore per year and will treat a total of 61 million tonnes over an eight-year mine life (mining and recovery). Average overall recoveries are expected at 62 percent for gold and 34 percent for silver, yielding an average annual production of about 90,000 ounces of gold and 2.0 million ounces of silver.

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Metallurgical test work indicates that run-of-mine leaching is a viable processing option. The reserves are comprised mostly of Porphyry Oxide, which are particularly amenable to heap leaching without a requirement for crushing.

The process building houses the overall plant facilities such as the Merrill-Crowe recovery plant, the refinery, and the reagent storage area. The refinery is enclosed in a secured area. Other facilities are under an open-sided roof, or are left uncovered. The metallurgical and assay laboratory is located adjacent to the process building. The assay lab is sized to perform sample preparation and fire assay gold analyses on a nominal 200 samples in a 24 to 36-hour turnaround time.

Process personnel are under the overall direction of an expatriate process manager. Staffing levels for process are fairly stable from year to year, starting at 10 during pre-production and 48 from Year 1 through Year 8.

1.8 Leach Pad and Ponds

The design concept for the leach pad is to build the pad in two phases, with a third phase reserved for future expansion. Leach pad grading has been planned to follow existing topographic contours to minimize the earthworks. The leach pad drains to a common discharge point at the southwest corner, where solutions are diverted into external solution storage ponds for processing. The first two phases will be stacked to 65 meters and will store 61 million tones of ore. The third phase will increase the storage capacity to 75 million tonnes by expanding the leach pad footprint and raising the heap height. Construction of the third phase will not be required unless the current mineable reserves are increased.

Run-of-mine ore will be trucked from the mine to the leach pad in 140-tonne haul trucks at a nominal rate of 25,000 tonnes per day on a 2 kilometer long, 30-meter wide haulage road. A 300 tonne pebble lime silo will be located at the entrance to the leach pad ramp. Each loaded haul truck will stop at the lime silo, where pebble lime will be added to the load at a rate sufficient to maintain the desired dosage. Ore is stacked by truck dump in 10-12 meter lifts. The ore will be spread by a track-mounted bulldozer, and ripped to a depth of 3-4 meters before leaching commences.

Solution from leach pad will flow in an enclosed pipe to the pregnant solution pond or the storm water pond. The pregnant solution pond will be double lined.

1.9 Infrastructure

Because the project site is in close proximity to the city of SLP, many of SLP’s support facilities will be used. Infrastructure required for project development includes all road work; raw water storage and distribution; relocation and development of community infrastructure; and stabilization of the San Pedro Apostol church.

Other project facilities include a main office building located at the entrance of the plant site adjacent to the gatehouse. The gatehouse will be equipped with a motorized access control gate and will provide 24 hour per day, seven day per week access control to the mine site. A parking area outside the main gate will be provided for visitors. The location of the main office building has been designed to provide close access to the process plant and assay lab.

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Up to ten houses were constructed in Cerro de San Pedro to accommodate families who resided in the security (safety buffer) zone. MSX also provided potable water, sewage disposal facilities, electrical power, and constructed access roads and sidewalks to these new houses. The San Pedro Apostol church will also be stabilized as a part of MSX’s commitment to protect historic monuments and structures.

The entire La Zapatilla village was relocated to the newly constructed village of Nueva La Zapatilla, 0.5km south-southwest of the process building. MSX also constructed other community infrastructure and municipal works, including a school and a church.

MSX has negotiated an agreement for the electrical requirements of the Cerro San Pedro project with the governmental agency Comisión Federal de Electricidad (CFE), the sole electricity provider in Mexico. MSX has paid for one-sixth of the overall cost for the required modifications at the CFE Substation SLP II located near the city of SLP. MSX will construct an 11.3 km transmission line from this substation to the mine site. The total mine power demand is estimated at 1.5 megawatts (MW) initially growing to 2.0 MW over the life of the project. The average price for energy delivered to the site is $0.065 per kilowatt-hour (kWh). The economics of generating electric power on site are highly dependent upon permitting, the price of diesel fuel, and MSX’s ability to capture the I.E.P.S. tax credit. This study assumes electric power is purchased from CFE.

Communication requirements between the mine site and the city of San Luis Potosí are fulfilled by a microwave link that can transmit voice, fax and data. TELMEX, the local telephone company, has supplied, installed, and commissioned the microwave equipment and MSX provided the on-site telecommunication room, tower, and electrical power.

1.10 General Administration and Services

General Services and administration (G&A) will provide upper-level management to the overall operation. General and senior management for the operations are part of the G&A budget.

Recruitment and training of personnel, employee relations, benefits, and office administration will be an important G&A function. Included in this area is a contracted security force to protect assets and personnel and a transportation company with its own security to regularly pick up gold and silver doré. Medical services for employees and local area residents, provided by two contracted personnel, will be under supervision of G&A. Mechanical, electrical, and water maintenance and janitorial services for all non-operations areas will also be provided.

Environmental management will include monitoring for compliance at all facilities, including water and air sampling and maintenance of an on-site nursery.

Government and local, state, regional and national public relations will be the responsibility of G&A staff as well as the management of the non-profit Cerro de San Pedro Foundation, established to provide assistance to the community.

Any support from Metallica will be included in Metallica’s corporate costs and will not be charged to the project.

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During the pre-production period, G&A personnel includes the functions described above plus a select group of process area personnel to support the construction and early assay efforts. There will be five expatriate positions in the G&A area during the pre-production period, including the General Manager, Mine Manager, Process Manager, Senior Mine Engineer, and Senior Geologist. Additional personnel required for contracted services occur as a service cost, rather than labor.

There are no capital costs associated with G&A, other than in the Owner’s Costs during the pre-production construction period. Light vehicles, survey equipment, mine planning software, and office equipment will be purchased prior to the start of construction and, therefore, are not included in the capital budget.

1.11 Environmental and Permitting

Baseline environmental investigations and evaluation of impacts were conducted during the period 1996-1997. These tasks were completed in order to collect critical information that was required to assess impacts and to assist in the development of appropriate mitigation plans. The Manifestacion de Impacto Ambiental (MIA – Environmental Impact Statement) was submitted by MSX in October 1997 to the Secretaria de Medio Ambiente Recursos Naturales y Pesca (SEMARNAP – Secretariat of the Environment, Natural Resources, and Fisheries). Subsequently, an MIA resolution was issued in February 1999 by the Instituto Nacional de Ecologia (INE – National Institute of Ecology), which set forth conditions for environmental protection and approval of the MIA. A subsequent amendment to the MIA was submitted by MSX in April 2001 and modified approvals were received in September 2001.

Development of a series of responses and environmental-related plans, as required by MIA resolution, are underway and will continue through the operational and closure phases of the project. In addition, all other necessary permits to begin construction and operations have been granted by the corresponding state and municipal authorities.

MSX has also developed baseline socioeconomic information and established plans to mitigate effects and enhance the socioeconomic status of inhabitants in the communities.

1.12 Reclamation and Closure

The closure strategy for the Cerro San Pedro project has been developed with the specific objective of leaving the land in a useful, safe and stable configuration capable of supporting native plant communities, wildlife habitat, watershed functions, and limited livestock grazing. The closure strategy and costs are taken from the September 1999 Final Reduction and Closure Plan submitted to the Environment, Natural Resources, and Fisheries Ministry by MSX.

Bonding estimates have been submitted and agreed to with SEMARNAT, however, no bond has been posted at this time. The estimated bonding cost has been included in the project capital.

All costs associated with closure and reclamation activities are considered capital costs. The closure costs will be built up in a reclamation account during the production years.

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The schedule for completing the closure activities is controlled by the requirements contained in the MIA, specifically that completion of site reclamation shall be within four years of final processing. This timeframe allows for the depletion of heap effluent using evaporative recirculation without a need for external management facilities. A two-year period of continued, but slowly reduced, solution flow through the heap is anticipated following the last placement of ore on the heap. Following this period, the heap will be regraded, coversoil applied, and the heap revegetated and the process and recovery equipment removed. Reclamation and closure activities of the majority of the site buildings, the open pit, and the mine waste dump will be initiated starting immediately after the conclusion of mining. Annual monitoring would be conducted thereafter to ensure the successful development of vegetative communities and check the general physical stability of the reclamation measures.

1.13 Socioeconomic Programs

The development of the Cerro San Pedro Project required the relocation of the 21 families that lived in the village of La Zapatilla to make room for the leach pad. In addition, the open pit mining operations will take place adjacent to the village of Cerro San Pedro where 24 families live as permanent residents. Of these families, 20 in La Zapatilla village were relocated to a new village, Nueva La Zapatilla, which was built by MSX approximately 2 km southwest of the original La Zapatilla village. Others chose to be relocated to new housing built by MSX within the village of Cerro de San Pedro. Other families were compensated to relocate to other sites of their choice. Housing, other community infrastructure, and municipal services was provided at or above the current standard of living conditions. As part of the community infrastructure provided by MSX, a school that can accommodate up to 40 children was built at Nueva La Zapatilla. Formerly, school children from La Zapatilla attended school in Portezuelo, 6 km away.

The Cerro San Pedro project will create approximately 178 jobs during normal operations, with up to 420 jobs during construction. MSX has also committed to assist in the sustainable economic and social development of the area surrounding the project. A non-profit foundation has been established by MSX to administer funding that MSX will provide for the preservation of the village of Cerro de San Pedro and donate assistance for the community. The foundation will be structured to require community participation and be self-sustaining for the long term. Programs the foundation will support include preservation of the two historical churches in Cerro de San Pedro, promotion of tourism by establishing cultural programs, and development of conservation programs such as the botanical gardens and self-sustaining cottage industries that will be compatible with tourism in the area.

1.14 Operations, Organization and Work Schedule

The Cerro San Pedro Project will employ a traditional organizational structure and is divided into three primary areas – Mining, Processing, and General Services and Administration (G&A). The Mining will be performed by a contractor, while the Processing and G&A functions will be handled by MSX. The number of expatriate employees will be kept to a minimum.

All expatriate and national employees, both salaried and daily paid, will be employed by Servicios del Plata y Oro S.A. de C.V. (SPO), a subsidiary of Raleigh Mining International Ltd., which is a wholly-owned subsidiary of Metallica Resources, Inc. SPO will supply employees to

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MSX under a services agreement. This arrangement will consolidate all employees under one Mexican company.

The work schedule for the Cerro San Pedro Project is based on compliance with Mexican Federal labor law, minimizing the amount of overtime pay and minimizing the amount of work performed on Sundays. The mine will operate Monday through Saturday only, while the processing facility will operate seven days a week.

1.15 Construction Execution

The project will be constructed utilizing two primary contractors. One contractor will have responsibility for mine development and haul road construction, the other will be contracted to design and construct the leach pad, plant, utility and administrative facilities.

The MSX project manager will oversee all construction activities at the Cerro San Pedro project.

Mexican subcontractors will perform significant portions of the construction work for the process plant. These major construction subcontracts will be awarded on a lump-sum basis and will include requirements for contractor performance with regard to schedule, specifications, procurement, quality control and quality assurance, safety and environmental compliance, hiring and security.

Construction equipment for the project will be rented or leased from the local area and be required so meet contractor safety and maintenance requirements.

1.16 Operating Cost Estimate

The operating cost estimate for the project includes mining costs, processing costs, and general and administrative costs.

The mining will be performed by a contract mining company. The cost of the contract mining, including fuel, averages $2.09 per tonne of ore or approximately $132 per equivalent ounce of gold, based on a contract mining proposal from Washington Group International. In addition to the costs associated with contract mining, MSX has a small staff to supervise the mining contract and to perform the ore control functions.

Processing costs average $0.98 per tonne or $62.13 per Au equivalent ounce and include power, reagents, labor, water, and operating and maintenance supplies.

The average cost of power per kilowatt-hour is $0.065 or $0.10 per tonne. Power accounts for approximately 9 percent of the process operating costs.

The cost of labor and an organization chart have been provided by MSX. A total of 47 people will operate the plant and support the process recovery operations. The annual operating cost is approximately $590,000 or, roughly, 7 percent of the processing budget ($0.08 per tonne). Operating and Maintenance supplies include the cost of piping and irrigation supplies for the heap leach operation, propane, pump parts, laboratory operating costs and maintenance supplies. The costs are estimated to be 10-percent of the cost of reagents, power and process

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labor on an annual basis, which is, then, 9 percent of the total process operating costs or about $0.09 per tonne.

Reagents account for nearly 70 percent ($0.68 per tonne) of the processing costs with sodium cyanide and lime costs accounting for almost 90 percent of the total cost of reagents. The cost of reagents increases sharply in Years 6, 7 and 8 when the majority of the porphyry mixed and porphyry sulfide ores are mined and leached.

The G&A costs average $0.38 per tonne of ore and $24.02 per equivalent ounce of gold over the life of the mine.

The average operating costs for the life of the mine are summarized in Table 1.4.

Table 1.4 – Summary Of Operating Costs

	Average Cost	average	average $/oz_Au
	per Year (US$)	$/tonne	equivalent

Processing	$5,970,212	$0.98	$62.13
General &Administrative	$2,307,957	$0.38	$24.02
Mining Costs	$12,912,046	$2.11	$134.38
Total, US$	$21,190,215	$3.47	$220.53

1.17 Capital Cost Estimate

The total capital cost for this project is summarized in Table 1-5 below.

Table 1.5 – Capital Cost Estimate

Area	Description	Cost, US$000

Mine	ROM Haul Road & Pit Access	1,437
	Contract Miner Mobilization	776
	Capitalized Prestrip	6,161
	Total Mine	8,374
Process Facilities	Leach Pad & Solution Ponds	4,174
	Process Equipment, Spares, Process Bldg.	3,261
	Lime Silo	172
	Laboratory Eq.	223
	Total Process	8,371
Admin & Infrastructure	Concrete/Site Grading & Roads	243
	Lab, Office & Guard	716
	Security/Fencing	195
	Water Supply, Storage & Distribution	333
	Power Supply & Distribution	2,533

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Table 1.5 – Capital Cost Estimate

Area	Description	Cost, US$000

	Total Admin & Infrastructure	4,019
Indirects	CM/Construction Indirects	1,133
	Engineering/QAQC	691
	Overhead and Fee	1,365
	Fuel	1,378
	Owner’s Cost	2,631
	Total Indirects	7,199
	Contingency	238
TOTAL		28,201

Washington Group International prepared the mine development cost estimate and The Industrial Company (TIC) estimated the costs for heap leach facilities, the refining and process plant, plus all associated utilities such as fire protection, potable water, sanitary sewers, an electrical substation and electrical power distribution, lime handling, roads and parking areas, storm drainage, and raw water distribution systems.

1.18 Economic Evaluation

Metal prices of $350 per ounce of gold and $5.00 per ounce of silver were used in the base case evaluation. The project analysis covers project development and construction startup in January 2004 through operation and closure in 2014, or year 10 of operations. Project costs in 2003 are in the Metallica operating budget and are not included in the project economics.

A total of 135.1 million tonnes of material will be mined and 61.1 million tonnes of ore will be processed at Cerro San Pedro over a mine life of 8.3 years, at an average heap stacking rate of 24,000 tonnes per day or approximately 7.5 million tonnes per year. The grade of gold and silver is reasonably stable over the life of the mine. The mined grade and process recoveries have a major influence on the overall operating cash cost per ounce of gold, silver, and gold equivalent produced. In addition, the waste/ore ratio varies somewhat over the life of the mine, which also impacts the overall cash operating costs.

Gold and silver recoveries are estimated to average 63 percent and 36 percent, respectively, through the end of active mining. However, recirculation of heap solutions will be required for depletion and detoxification and some residual metal recoveries will result in additional precious metal production through Year 10 but are not considered in the economics at this time. The life-of-mine total recovered ounces are 721,689 ounces of gold and 16.32 million ounces of silver. As used in the economic evaluation, gold equivalent, for the base commodity price case, is calculated using $325 per ounce of gold and $4.60 per ounce of silver.

The economic model used for financial evaluation of the Cerro San Pedro Project is based on an in-house derived spreadsheet generated using Excel software. The model is quite flexible and accounts for yearly variations in material mined and processed, recoveries, operating costs, and capital expenditures. From these input areas, the model generates cash flow estimates on an annual basis. Mexican tax laws are applied as well as appropriate depreciation

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and amortization rates. The impact of Value Added Tax (VAT) on purchases as well as a tax credit for diesel fuel purchased and use of tax loss carry-forwards are also included in the model.

At a gold price of $350 per ounce and $5.00 per ounce for silver, and assuming that the initial investment is 100% equity, the project yields a Net Present Value of $35.7 million at a 5% discount rate with a 23.6% Rate of Return.

Sensitivities to changes in capital costs, operating costs and gold prices were evaluated on the base case, with changes of ± 10 and ± 20 percent being examined for costs for each of the gold prices considered. At a given percentage variation in costs, the project is much more sensitive to changes in operating costs than capital cost. Figures 1.1 and 1.2 show the sensitivity of project economics to variation of capital, operating costs and gold price.

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1.19 Conclusions

This development plan was prepared to present an up-to-date analysis of the Cerro San Pedro Project as a run-of-mine operation utilizing large major mining equipment. To minimize capital requirements and provide a trained mine operations and maintenance management staff, contract mining will be used to mine ore and waste and to stack ore on the leach pads.

This development plan utilized several design concepts and operating philosophies that were used in previous project feasibility studies prepared by Cambior in 1999 and Glamis Gold in 2000.

Main conclusions regarding the design and economics of the project are summarized below:

•	Initial capital cost is $28.2 million, which amounts to about $29 per ounce of gold equivalent produced.

•	Average cash operating cost is estimated at $221 per equivalent ounce of gold produced over the project life.

•	At a base commodity price of $350 per ounce of gold and $5.00 per ounce of silver, the project after-tax rate of return is 23.6 percent.

•	An increase in commodity prices to $375 for gold with $5.36 for silver yields an after-tax rate of return of 29.7 percent.

•	Sensitivity analyses suggest that project economics are most sensitive to operating costs and less sensitive to capital costs.

•	Risk Analysis:

Country: Low, Mexico is relatively stable with a low risk for unrest and economic instability. In addition, the project is in a good location within Mexico.

Currency: An exchange rate of 10.25 pesos per dollar was used. It is felt that using this ratio will provide relatively little risk that the peso-to-dollar exchange rate will be lower in the future.

Reserve: The ore reserves have been reviewed and audited by several parties. The main risk in reserves is the extent of unknown underground workings and their impact on the reserves. However, an allowance has been provided for unknown workings in the resource model.

Environmental/Permitting: Many of the project permits are issued. Those that remain require mostly updating to reflect current project design and operating adjustments.

Metal Price: Gold and silver are freely sold on the open market at world prices.

Consumable Pricing: Pricing used in the development plan was from single source vendor quotes. There is a possibility that better pricing can be obtained when firm quotations are requested from multiple vendors.

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1.20 Recommendations

In order to proceed on schedule, the project will require continued funding and implementation of specific work programs in 2003. The major areas to be addressed in 2003 include:

•	Cerro San Pedro Church stabilization

•	Permit modifications and issuance of all required construction and operating permits

•	Hiring of key staff to support the future construction and development efforts

•	Proceeding with final detailed engineering

•	Preparation of bid packages and solicitation of competitive bids for all project construction and operating goods and services

•	Review of project design and operating plans to determine areas for potential capital or operating cost reduction. Such areas include:

•	Power – line design and electricity rates. Analysis of peak demand and ways to reduce the impact on power costs

•	Initial gold production timing and cash flow enhancement

•	Utilization of contract assay lab services

•	Competitive bidding of major consumables (NaCN, lime, power, fuel, etc.)

•	Review of staffing levels and required office facilities

•	Completion of project financing

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2 INTRODUCTION AND TERMS OF REFERENCE

Metallica Resources, Inc. (Metallica) engaged Washington Group International (Washington Group) to prepare a Technical Report covering the Cerro San Pedro Project (Project) near San Luis Potosi, Mexico, to meet the requirements of Canadian National Instrument 43-101. This technical report reviews the Development Plan for the Project.

Four feasibility studies have been prepared for the project to date. Welsh Engineering Science & Technology, Inc. (Westec) produced the first feasibility study. Kilborn International, Inc. (Kilborn) produced a feasibility study for Metallica in 1997; Cambior Inc. (Cambior) prepared a feasibility study in December 1999; and Glamis Gold Ltd. (Glamis) produced their feasibility study in November 2000. Areas of study and primary sources of information used in support of the Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000, technical report are summarized below in Table 2-1.

Table 2.1 – Sources of Information Used in the Development Plan

AREA	SERVICES PROVIDED	Name of Company/Consultant

	Management	Minera San Xavier
	Assaying	Bondar Clegg
Geology	Modeling, Resource Estimation	Minera San Xavier
	Deposit Geology	Mark Peterson, Consultant/Formerly Metallica
	Mineralogy/Petrography	Petrographic Consultants, Intl.
	Mine Design/Engineering	Mine Reserves Associates
Independent Mining Consultants, Inc.
	Model Verification	GeoSight, Inc.
Mining		Glamis / Mine Reserves Associates
WLR Consulting, Inc.
	Previous Reserve Evaluations	Cambior
	Slope Stability	Brawner & Associates
	Management	Glamis
	Bottle Rolls, Columns, CN Sol	McClelland Laboratories
	Diagnostic Testing/Reagent Work	Resource Development Inc. (RDI)
Metallurgy	Ore Characterization	METCON Research, Inc.
	Database/Statistical Analysis	Ron Radzieta / Zuker Geochemistry Group
Unifield Engineering
	Solution Chemistry	Times Ltd. (Mudder)
McClelland Laboratories
	Management	Minera San Xavier
	Heap Modeling	Unifield Engineering
Processing	Costing/Data Review	WGI
	Leach Pad	WGI / Westec / Amec
	Merrill-Crowe Plant Design	Summit Valley Equipment & Engineering
Electrical and	Management	Glamis / Minera San Xavier
Communication	Electrical Power Line	Procoin / CFE
	13.8 kV Distribution Line	Cypesa / Procoin

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Table 2.1 – Sources of Information Used in the Development Plan

AREA	SERVICES PROVIDED	Name of Company/Consultant

	Main Substation	Cypesa
	Communication	Telmex / Glamis
	Management	WGI / Minera San Xavier
Infrastructures	Access Road	WGI
	Water Management	Sodinco Group
	Management	Minera San Xavier
	Baseline/impact Analysis	Behre Dolbear de Mexico
Chemac Environmental Services
	ARD Evaluations	Geochemica, Inc.
Environmental	Water Balance Modeling	Womack and Associates
Water Management Consultants
Shepherd Miller
	Closure Planning	Closure Strategy Group (CSG)
Gochnour & Associates, Inc.
	Permitting	Minera San Xavier
Other	Socioeconomics	Minera San Xavier
	Taxation	Minera San Xavier / Glamis

The development plan presented in this technical report utilizes reports that were generated from the previous feasibility studies, as well as more recent work to support the current design and operating concepts. The qualified person of this report has visited the site, but has no input into the development of the reserve basis or mine plan of this property. The ore reserves presented in this development plan were prepared by WLR Consulting, Inc. (WLR) of Lakewood, Colorado. The WLR report, dated February 4, 2003, was posted on SEDAR on February 12, 2003. Several parts of this technical report were extracted from the WLR report.

The author, Jerry E. Snider, P.E., has visited the Cerro San Pedro Project site on several occasions. From March 27-29, 2003, he conducted an initial site visit. On October 13-16, 2003, he reviewed the project’s equipment; in November 16-19, 2003, he reviewed the project’s explosives; and the December 14-19, 2003, access trip was a general site visit regarding the development plan for the project.

All references to costs in this study are United States dollars estimated as of second quarter 2003 with the currency rate at 1 US dollar = 10.25 Mexican pesos. All units are metric except where noted.

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3 DISCLAIMER

This Development Plan has been prepared by Washington Group International, Inc. (Washington Group) exclusively for Metallica Resources Inc. (Metallica) to present the proposed design concept, estimated costs, and development schedule for Metallica’s Cerro San Pedro Project located in the state of San Luis Potosi, Mexico (Project). The content of this Development Plan is based exclusively on the following described sources of data (Underlying Information):

a.	Written data developed by others and provided by Metallica to Washington Group, and

b.	Oral data, descriptions and instructions provided by Metallica personnel regarding the Project to Washington Group personnel in the course of Washington Group’s preparation of this Development Plan.

All geologic interpretations and resource modeling were prepared by others without the involvement of Washington Group. Washington Group has relied upon the conclusions drawn by those who prepared/provided the Underlying Information for purposes of estimating the cost and schedule required for development of the Project in accordance with the data provided. All statements contained in this Development Plan relating to resource estimation techniques and results are based on the November 2000 Feasibility Study prepared by Glamis Gold Ltd., which was posted on the Canadian Security Administrators SEDAR website at www.sedar.com on March 22, 2001. The mineral reserve estimates presented in this development plan were prepared by WLR Consulting Inc. (WLR) of Lakewood, Colorado, for Metallica Resources. The WLR report, dated February 4, 2003, was posted on SEDAR on February 12, 2003.

Washington Group did not perform any drilling, sampling, assaying, metallurgical testing, environmental sampling, or any other field sampling or testing to prepare this Development Plan. Washington Group did not conduct a legal review of ownership, property boundaries, lease agreements or claim notices. All processing design criteria, metallurgical recoveries, and reagent consumptions used in the preparation of this Development Plan were taken from the November 2000 Glamis Feasibility Study.

Notwithstanding anything to the contrary in this Development Plan, Washington Group expressly disclaims (i) any responsibility for Metallica conclusions regarding the economic feasibility of the Project based on the Glamis Feasibility Study and the Underlying Information, and (ii) any responsibility for inaccuracies in estimated Project development costs and schedule. Any express or implied warranties, including without limitation any warranty of merchantability or fitness for use of this Development Plan for a particular purpose, are hereby disclaimed.

The use and/or reliance on the contents of this Development Plan are at the sole risk of the user. Nothing in this Development Plan shall constitute or provide for, and Washington Group shall not be considered to have rendered, any legal or financial opinion(s) regarding the feasibility of the Project or regarding any other matter. Regarding the appearance of the Washington Group name and/or logo on any figure or table in the Development Plan that is

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identified as being prepared by others, such name and/or logo appears solely for the purpose of identifying such figure or table as being part of this Development Plan.

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4 PROPERTY DESCRIPTION AND LOCATION

The Cerro San Pedro gold and silver heap leach project is located in semi-arid central Mexico in the state of San Luis Potosi (SLP) approximately 400 km north of Mexico City along the interstate highway connecting Mexico City with Monterrey. The site is located 20 km east-northeast of the city of SLP, which is the state capital with a population of approximately one million people. The site can be easily reached via a 10 km secondary road extending from the Periferico Oriente to the village of Cerro de San Pedro. The SLP airport has many daily flights to Mexico City and Monterrey as well as limited direct flights from the United States. Figure 4.1 shows the location of the Cerro San Pedro Project.

The Cerro San Pedro district has undergone several periods of significant mineral production over the past 400 years. In recent history, Asarco, Geocon, Bear Creek Mining, and Compania Fresnillo conducted exploration and development programs. Minera San Xavier (MSX), a wholly owned subsidiary of Metallica Resources, Inc. (Metallica), began its exploration activity at Cerro San Pedro in April 1995. Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior, Inc. (Cambior) in early 1998 giving Cambior a 50 percent interest in the project.

In May 2000, Glamis Gold Ltd. (Glamis) acquired Cambior’s Mexican holding company and assumed the terms of the joint venture agreement executed by Cambior with Metallica. As part of that agreement, Glamis evaluated the resources and mining reserves developed by Cambior, for Cambior’s Feasibility Study completed in November 1999, prior to performing the detailed work that provided the basis for Glamis’ November 2000 Feasibility Study.

In January 2003, Glamis agreed to sell its 50 percent interest in the project to Metallica for cash, and/or cash and free trading common shares of Metallica, and a sliding scale Net Smelter Return (NSR) royalty that is based on the price of gold. The total purchase price is $18 million, $2 million paid on closing (the $2 million was paid on February 13, 2003); $5 million paid within six months from closing; $6 million within 12 months of closing, payable in cash or, at the election of Metallica, in registered and freely tradable common shares of Metallica; $2.5 million upon commencement of commercial production (defined as 10,000 ounces of gold produced); and $2.5 million 12 months following the commencement of commercial production.

The NSR royalty, to be paid to Glamis, is based on the following sliding scale.

Gold Price
(US$/troy ounce)	NSR Royalty

Below $325.00	None
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%
$375.00 to $399.99	1.5%
$400.00 or above	2.0%

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Figure 4.1 — Location of The Cerro San Pedro Project

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Currently, MSX controls 41 mineral concessions, totaling 9,295 hectares (ha). In addition to the mineral concessions, MSX has all the surface rights agreements in place for the operation. MSX has worked to establish an operating safety buffer zone for the village of Cerro San Pedro, adjacent to the proposed pit, and many properties within the buffer zone have been acquired.

Obtaining control of all the property within the safety buffer zone, either through private negotiations or by requesting a temporary occupation from the Federal Mining Bureau, is not considered practical and the state government will not support restricting public access to the village. Instead, the village will remain open to the public, and MSX will formalize an agreement with the state and municipal authorities to ensure public safety for the village. The agreement will include a joint effort to ensure that the proper safety precautions are taken.

MSX will continue to acquire property within the safety buffer zone from owners who choose to engage in private negotiations. This will provide the property owners with one of the following alternatives:

•	Sale with buyback option at end of project.

•	Sale without buyback option.

•	Relocation to a MSX house in Cerro de San Pedro outside safety buffer zone.

MSX has also obtained the required power line rights of way and water rights to construct and operate the project. Figure 4.2 is a map of the project area showing the general layout of the proposed Cerro San Pedro Project and Figure 4.3 shows the southeastern margin of the proposed pit with respect to the buffer zone around the village of Cerro de San Pedro.

Water rights agreements with five parties for the annual use of 992,000 cubic meters (m) have been concluded and the National Water Commission has approved their transfer to the well site located approximately two km from the leach pad.

This item has been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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Figure 4.2 – Project Site Map

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Figure 4.3 – Photo with Buffer Zone

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5 ACCESIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

This item has been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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6 HISTORY

This item has been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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7 GEOLOGIC SETTING

This item has been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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8 DEPOSIT TYPES

This item has been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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9 MINERALIZATION

This item has been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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10 EXPLORATION

This item has been has been extracted in its entirety from the previous technical report: Metallica Resources Inc., Cerro San Pedro Gold - Silver Project, Central Mexico, Technical Report, February 2003. Said report was posted on SEDAR (www.sedar.com) on February 12, 2003.

10.1 Property History

The Cerro San Pedro district has undergone several periods of significant mineral production dating back more than 400 years. Initial mining activity is reported to have begun in 1575 when the Spanish discovered outcropping bonanza-type gold and silver mineralization. Following this discovery, mining continued until 1663 when a mine fire collapsed the main production stope. Although there are no reliable production records for this period, it is estimated that approximately 1.5 to 2 million tonnes of high-grade gold-rich ore were mined by the Spanish. After the mine fire in 1663, small-scale production continued intermittently for the next two hundred years.

The second major period of mining activity began in 1870 when Minera La Victoria y Anexas consolidated approximately 80% of the district. During this period, the Minera La Victoria company drove the Victoria adit under the collapsed stope in an attempt to regain access to the bonanza-grade ore bodies, as well as to deeper ore bodies located to the west. Because of its lower grade, porphyry-hosted mineralization was not mined at this time, although haulage tunnels driven by the company exposed a significant amount of low-grade disseminated mineralization throughout the central part of the district.

Concurrently, the El Barreno company completed extensive development of chimney and manto ore bodies in the Barreno Hill area. By 1904 there were more than 100 active mine adits in the district. All mining operations were reportedly suspended between 1925 and 1930.

In 1930 mining activity resumed when Asarco optioned the property and began mining oxide ore from a large limestone-hosted breccia pipe on the west flank of Barreno Hill. At the same time, Asarco’s underground development work to the south mined progressively deeper sulfide ore bodies occurring along the upper limestone-porphyry contact at depths between 300 and 500 meters (m) from the surface. Both limestone and sulfide ore was shipped by train to the Asarco smelter in San Luis Potosi. Production continued uninterrupted until 1953 when operations were officially suspended due to a labor dispute. Asarco’s total production during this period is reported as one million tonnes of direct flux limestone ore grading 1.8 grams per tonne gold (g/t Au), 60 g/t silver (Ag) and 2 million tonnes of sulfide ore grading 4.5 g/t Au, 325 g/t Ag, 5% lead (Pb), 8.5% zinc (Zn), and 4% copper (Cu). It is estimated that by the end of Asarco’s mining activities in the early 1950’s, approximately 2.5 million ounces of gold and 40 million ounces of silver had been produced from the Cerro San Pedro district.

10.2 Recent Exploration Activity

Renewed interest in the Cerro de San Pedro district began in 1970 when Geocon S.A. evaluated the district’s potential for a large tonnage, low-grade, bulk minable deposit.

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They conducted an extensive mapping and sampling campaign that resulted in the collection of 659 continuous channel samples over approximately four km of underground workings. Based on this work, a resource of 50 to 75 million tones averaging 0.60 to 0.80 g/t Au, and 20 to 35 g/t Ag was estimated. Geocon dropped the property, however, due to the low metal prices in effect during the early 1970’s.

In April, 1980, Bear Creek Mining Company optioned the property and initiated a second exploration campaign targeting the northern area between the Gran Hundido and Abundancia mine, and the Barreno pit to the southwest. This program consisted of detailed surface and underground mapping in conjunction with extensive sampling of over approximately 3 km of underground workings. Most of Bear Creek’s work was focused on limestone-hosted mineralization related to a large breccia pipe exposed in the Barreno pit. Although their original objective was to evaluate the district’s potential for a large bulk mineable gold-silver resource, attention eventually shifted toward potential high-grade silver mineralization developed along the Princessa Fault zone along the north side of Cerro Barreno. Three shallow core holes were drilled to test the upper portions of this zone, however, grades were lower than anticipated and, by the end of 1981, the decision was made to drop the property.

In 1985 and 1986, Acheron Resources Ltd., a Vancouver-based junior mining company, optioned the property and built a small heap leach facility in an attempt to recover gold from approximately 15,000 tonnes of dump material produced from old mine workings. Although the project succeeded in producing gold, no records are available.

In 1989, Compania Fresnillo S.A. optioned the property from the present day owners and began an extensive exploration program, which lasted over the next four years. Like their predecessors, Geocon and Bear Creek, Fresnillo’s primary objective was to evaluate the district’s potential for a large low-grade bulk mineable gold-silver deposit. Fresnillo’s program involved detailed surface and underground mapping, systematic geochemical and metallurgical sampling, and the completion of more than 38 reverse circulation holes totaling approximately 9,400 m. Based on this work, Fresnillo estimated a mineable reserve of 17 million tonnes averaging 1.02 g/t Au and 16 g/t Ag with an average stripping ratio of 2.8:1. An additional possible resource of 9.4 million tones averaging 0.41 g/t Au, 16 g/t Ag was also inferred. In October, 1993, Fresnillo decided to drop the project for internal corporate reasons.

Building upon the work of its predecessors, in April, 1995, MSX began its exploration campaign at Cerro San Pedro. This program has involved comprehensive data compilation, detailed geologic mapping, geochemical sampling, geophysical prospecting, reverse circulation and diamond drilling, and bulk sample collection for metallurgical test work. During 1995, MSX completed approximately 12,000 m of reverse circulation drilling which, in combination with the Fresnillo drillhole data, formed the basis for the calculation of the geologic resource and mineable reserves reported in the 1995-96 prefeasibility study. MSX’s 1996 exploration program confirmed and expanded the 1995 reserve estimate, completing more that 51,000 m of exploration drilling since the beginning of MSX’s activities.

In early 1997, Mine Reserves Associates, Inc. (MRA) estimated the global resource to be 250 million tonnes averaging 0.49 g/t Au and 15.5 g/t Ag, and the contained proven and probable reserves to be 77.3 million tonnes averaging 0.60 g/t Au, 24.8 g/t Ag, with an overall waste to ore ratio of 1.51:1. This was predicated upon a gold price of $400/oz and a silver price of $5.00/oz.

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Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior in early 1998. As part of their due diligence Cambior, drilled 11 core holes in 1997 for a total 2,650 m. In 1998, Cambior completed an additional 13 surface core holes totaling 1,439 m and 42 underground core holes totaling 3,523 m.

This item has also been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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11 DRILLING

This item has been has been extracted in its entirety from the previous technical report: Metallica Resources Inc., Cerro San Pedro Gold - Silver Project, Central Mexico, Technical Report, February 2003. Said report was posted on SEDAR (www.sedar.com) on February 12, 2003.

The Cerro San Pedro database was established using the results from four different drilling campaigns: Bear Creek, Cia. Fresnillo, MSX-Metallica and MSX under the Cambior-Metallica Joint Venture as shown in Table 11.1, totaling some 271 drill holes. These companies also collected numerous channel samples in the accessible drifts and stopes as presented in Table 11.2.

Table 11.1 - Available Drill Hole Database

		DDH holes		RC holes		Total

Company	Year	No.	Meters	No.	Meters	No.	Meters

Bear Creek	1982			3	276.2	3	276.2
Fresnillo	1992			49	9,518.3	49	9,518.3
MSX-Metallica	1995			47	11,970.0	47	11,970.0
MSX-Metallica	1996	28	8,568.4	78	20,894.9	106	29,463.3
MSX-CAMBIOR	1997	11	2,650.0			11	2,650.0
MSX-CAMBIOR Surface	1998	13	1,439.0			13	1,439.0
MSX-CAMBIOR Underground	1998	42	3,522.9			42	3,522.9
Total		94	16,180.3	177	42,659.4	271	58,839.7

Table 11.2 - Available Underground Database

	Year	No. Of Channel Samples	Meters

Bear Creek	1982	854	1397.80
Fresnillo	1990	742	742.00
MSX-Metallica	1995	100	262.38
MSX-Metallica	1996	1,304	2,289.86
MSX	1995-1998	749	2,007.30
Total		3,749	6,699.34

This item has also been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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12 SAMPLING METHOD AND APPROACH

This item has been has been extracted in its entirety from the previous technical report: Metallica Resources Inc., Cerro San Pedro Gold - Silver Project, Central Mexico, Technical Report, February 2003. Said report was posted on SEDAR (www.sedar.com) on February 12, 2003.

Layne Drilling Services de Mexico served as the primary contractor for the reverse circulation drilling program at Cerro San Pedro. Daily supervision of drilling activities was the combined responsibility of project field geologists, the senior project geologist, and the drilling contractor. Detailed drill logs, chip boards, and sample records were prepared on site by the rig geologists, who oversaw all sampling activities at the drill rig.

The standard procedure for reverse circulation drill holes involved systematic sampling at regular 2 m intervals starting from the drill collar and continuing to total depth. Samples collected under dry conditions were split using a three-tiered Jones sample splitter. Due to poor ground conditions within the upper parts of the deposit, however, the majority of reverse circulation holes have required the injection of water. As a consequence, wet sampling methods have been necessary to maintain optimum circulation and sample return. To date, no groundwater has been intercepted at Cerro San Pedro.

Collection of wet drilling samples involved the use a rotary wet sample splitter which reduced recovered drill cuttings into two parts: one split which was sent to Bondar-Clegg for analysis, and one duplicate split was saved for future sample analyses and test work. Suspended fines were collected by adding an anionic flocculent to each sample at the start of each sample interval. Collected samples were then allowed to sit undisturbed, until sample fines had settled sufficiently after which excess water was decanted and the samples bagged for storage and shipment to the Bondar-Clegg sample preparation facility in San Luis Potosí.

Although every effort has been made to optimize sample recovery, the abundance of historic mine workings and related collapse voids in the upper parts of the San Pedro deposit has at times proved problematic to maintaining consistent sample recovery. To overcome this, synthetic polymer (EZ-Mud® or Alcomer®) was routinely added to drilling water to increase fluid viscosity and effectively seal the outer part of the hole. In more difficult zones, sample recovery was maintained by the addition of bentonite or drilling foam. In some areas, however, the presence of large open voids precluded proper sample recovery until the drill bit had passed several meters back into solid rock. In an attempt to address this problem, a Digger® center-return hammer-bit was used in place of the conventional reverse circulation hammer to minimize sample loss through known mine workings and voids.

The sampling procedure for core holes likewise involved systematic sampling at regular two-meter intervals, except where holes intercepted major lithologic/geologic contacts or encountered mine workings and voids. The majority of core holes were completed with HQ-size core of 8.5 centimeter (cm) diameter with reductions to NQ-size core of 5.6 cm diameter where necessary. Two methods of core sample splitting were employed, depending on sample lithology.

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Limestone core samples were split using a conventional water-cooled rock saw modified to cut an approximate 2 cm slice lengthwise along each 2 m interval. Once each 2 m sample interval had been cut, the saw was cleaned and the wet fines included with the respective sample. Based on fire assay results, metallurgical samples were selected as required and submitted to McClelland Laboratories for further test work.

During the initial stages of the core drilling program, porphyry samples were also cut as half-splits using the water-cooled rock saw according to the same procedures described above. Due to porphyry’s relatively friable character under wet conditions, the sampling method for porphyry was revised to cutting dry half-splits using a Longyear jaw splitter. One half-split was submitted to Bondar-Clegg for fire assay, the remainder has been stored at the project site for reference and possible future test work.

The preparation of bulk composites for column leach testing involved the collection of approximately 500 kilograms (kg) of Begoñia Limestone, as well as the collection of three 200 kg of whole core composites of porphyry oxide material. All samples selected for bulk compositing were submitted as separate sample intervals and were subsequently composited by McClelland Laboratories. The samples for bottle roll leach tests were submitted as unsplit 2 m intervals. Head assays for these samples were subsequently entered into the drill assay database upon receipt of results from McClelland Labs. Density determinations of the various ore types were made on underground and core samples of mineralized porphyry. Split core samples of representative ore and waste rock lithologies were selected for Acid Rock Drainage (ARD) characterization and submitted to Hazen Laboratories, Golden, CO for analysis.

This item has also been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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13 SAMPLING PREPARATION, ANALYSIS AND SECURITY

This item has been has been extracted in its entirety from the previous technical report: Metallica Resources Inc., Cerro San Pedro Gold - Silver Project, Central Mexico, Technical Report, February 2003. Said report was posted on SEDAR (www.sedar.com) on February 12, 2003.

13.1 Sample Preparation

Drill samples submitted for Au-Ag fire assay were routinely sent to the Bondar-Clegg sample preparation facility in San Luis Potosí, where each sample was dried at approximately 150 degrees Centigrade (C), weighed, and crushed to a minimum of 75% passing minus 10 mesh. Quality assurance was maintained by screening at least one sample from each daily submittal through a 10 mesh screen. The crushed sample was then passed through a Jones splitter and a representative 250 gram (gm) split was retained for subsequent pulverization. The remaining coarse rejects were rebagged and returned to the San Pedro project site for storage. The 250 gm split was then pulverized using a ring and puck pulverizer, reducing the sample to a minimum standard of 95% passing 150 mesh. Beginning in late 1995, Bondar-Clegg began separating each pulverized sample into separate 150 to 200 and 50 gm splits, the larger of which was forwarded to the Bondar-Clegg laboratory in Vancouver, B.C. for gold-silver fire assay, and the smaller retained for storage at the Bondar-Clegg facility in San Luis Potosí. Consequently, an additional set of 50 gm sample pulps remains available for future analytical work.

13.2 Assay Methods

The Bondar-Clegg fire assay procedure involves a standard 1-assay ton gold-silver fire assay with an atomic absorption (AA) finish. The assay procedures include blending of sample pulps followed by weighing of 1-assay ton (29.17 gm) splits from each sample pulp. The weighed samples are fused with an appropriate flux at a temperature of 1038 degrees C for approximately 45 minutes, allowed to cool, and subsequently cupelled at 954 degrees C for gold and 871 degrees C for silver. The cupelled sample buttons are then dissolved in aqua regia for approximately three hours and the resulting solution analyzed for gold and silver on an AA spectrometer. Sample analyses reporting above 10 g/t Au or 500 g/t Ag are re-analyzed via fire assay with a gravimetric finish. In addition, all samples reporting above 0.10 g/t Au are forwarded to Bondar-Clegg’s Reno, NV facility where they are analyzed for cyanide (CN)-soluble gold via a 1-assay ton hot CN shake leach.

Bondar-Clegg’s agitated cyanide assay procedure first involves the preparation of a second 30 gm spilt from the original sample pulp, which is mixed with 30 milliliters (ml) of 5 gram per liter (gpl) CN solution and 2.5 g/t sodium hydroxide solution to bring the solution pH up to 10.5. The sample is then agitated for one hour at 80 degrees C after which the solution is analyzed by AA. Results are initially reported in ounces per short ton of dry solids and subsequently converted to g/t. Upon receipt of results from Bondar-Clegg, all CN-soluble assay data are recorded in the San Pedro project database along with the original fire assay results for each individual sample.

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Cone Geochemical’s analytical procedure is similar to the method used by Bondar-Clegg with the exception that all sample pulps received from Bondar-Clegg are reground to 90% passing 200 mesh prior to fire assay. Gold analyses follow essentially the same procedures described above; however, silver analyses utilize a four acid digestion technique (Perchloric-Hydrofluoric-Nitric-Hydrochloric) which generally yields a more complete sample digestion resulting in a more complete analysis of total contained silver.

Geochemical analyses of surface and underground rock chip samples and selected drill intervals have also been performed by Bondar-Clegg according to a multi-element suite corresponding to district geology. Sample analyses for gold are performed via the 1- assay ton fire assay/AA finish method described above. Analyses for silver, copper, lead, zinc, arsenic, antimony, mercury and manganese are done through a multi-element ICP spectral scan. The majority of silver analyses for Metallica’s rock chip sampling program have been analyzed by ICP. As a rule, differences between the sample digestion procedures for the fire assay/AA-finish method and the ICP method result in slightly lower silver values with the latter. Skyline Labs of Tucson, AZ analyzed gold and silver from the Bear Creek underground sampling program according to standard goldsilver fire assay/AA-finish techniques. Underground sampling data from the Fresnillo and Geocon campaigns also utilized standard fire assay methods.

More than 50% of the reverse circulation samples (2,232 from a total of 4,253) collected by Fresnillo were re-assayed for gold and silver during 1996 by MSX. During the 1995 and 1996 drilling by MSX-Metallica the samples were assayed in a systematic way for gold and silver, and sporadically for copper, lead, zinc, molybdenum (Mo), arsenic (As), antimony (Sb), mercury (Hg) bismuth (Bi), and manganese (Mn). From 1997 on, each sample was assayed for gold, silver, copper, lead, zinc, molybdenum, arsenic, antimony, mercury and manganese. Tables 13.1 and 13.2 summarize the assay information available.

Table 13.1 - Drill Hole Database Analytical Information

Element	No. Samples	Element	No. Samples	Element	No. Samples

Au g/t	12,976	Zn ppm	27,931	Hg ppm	8,910
Ag g/t	27,919	Mo ppm	8,910	Mn ppm	8,680
Cu ppm	12,537	As ppm	8,910	Au CN g/t	12,710
Pb ppm	12,975	Sb ppm	8,910	Ag CN g/t	622

Table 13.2 - Underground Database Analytical Information

Element	No. Samples	Element	No. Samples	Element	No. Samples

Au g/t	2,153	Zn ppm	2,060	Hg ppm	2,060
Ag g/t	2,153	Mo ppm	2,025	Mn ppm	1,638
Cu ppm	2,060	As ppm	2,060	Bi ppm	2,060
Pb ppm	2,060	Sb ppm	2,060

ppm = parts per million

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This item has also been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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14 DATA VERIFICATION

This item has been has been extracted in its entirety from the previous technical report: Metallica Resources Inc., Cerro San Pedro Gold - Silver Project, Central Mexico, Technical Report, February 2003. Said report was posted on SEDAR (www.sedar.com) on February 12, 2003.

Check assay procedures for drill samples were performed regularly to verify both Bondar-Clegg’s fire assay results as well as the sample preparation method. To verify analytical results, every 25th sample pulp from the regular analytical sequence was submitted to Cone Geochemical for a repeat gold-silver fire assay as a check against the results reported by Bondar-Clegg. To check the sample preparation method, a second assay pulp is prepared from every 25th sample. This sample was analyzed by Bondar-Clegg and was reported as if it were a separate sample in the analytical sequence. These assay verification procedures were employed in addition to Bondar-Clegg’s standardized internal quality control procedures that involve the preparation and analysis a second sample pulp at least once in every 40 samples or a minimum of 1 in any submittal of 10 or more samples.

Since 1995, assaying and assay verification have been performed by Bondar Clegg Laboratories of Vancouver, Canada. The 25th sample in each batch submitted is systematically re-assayed by Bondar Clegg. If discrepancies are observed in the assay results between the original and re-assay value for either gold or silver, the entire batch is re-assayed. Bondar Clegg was also instructed in 1995 and 1996 to send a duplicate pulp sample (each 25th) to Cone Geochemical in Denver for assay verification. MSX did not submit its own analytical standards or blanks to Bondar Clegg. The Bondar Clegg assays comprise the primary assay database for the project.

MSX performed two statistical tests on assay versus re-assay results. These tests are the F-test and the Student t-Test. The F-test evaluates the probability that the variances in assay and re-assay results for gold and silver performed at Bondar Clegg are not significantly different. The Student t-Test determines whether two samples are likely to have come from the same two underlying populations that have the same mean. The gold and silver data mean and variance for the Bondar Clegg check assays are statistically similar in both of the F-test and the Student t-Test, higher than 90% for both distributions. A conditional bias does not appear.

The comparison of gold assay results between Bondar Clegg and Cone are statistically similar and no bias was recognized. The silver assay results showed an obvious silver bias between Cone and Bondar Clegg assay results, with the Cone silver assay results being systematically higher.

The core versus reverse-circulation twin hole drill program performed during 1998 within the porphyry also suggested a silver bias, with the core holes reporting a much better silver grade than the older RC drill holes. There appeared to be no bias in the gold assays. To further investigate the cause(s) for the bias, some of the old RC samples were obtained from storage and a new split obtained and sent to Bondar Clegg. Bondar Clegg was asked to prepare these samples using the 1998 sampling protocol and to assay them for gold and silver. The results of the re-assaying gave higher silver grades

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than the original assays and the silver bias disappears as compared to the core twin assays. The 1998 sampling and assaying protocols were different from those previously used. The sample preparation was changed in that additional step of comminution was added prior to final pulverization. Silver was assayed by aqua regia digestion and AA measurement before September 1997 and after this date, by fire assay and AA measurement.

In order to further investigate this silver assay bias, 186 randomly selected coarse reject samples were collected and sent to Bondar Clegg for re-assaying in April 1999. Assay results showed the average silver grade was 32% higher for the newly assayed sample versus the original assay performed before September 1997. No silver bias was observed for samples assayed after September 1997. Gold showed no bias. The number of samples was considered insufficient to adequately correct the database. Therefore, an extensive re-assay program was outlined. The goal was to collect approximately 14% of the overall sample database that will be used for the resource estimate. A total of 2,120 channel and drill hole coarse reject samples were collected and sent to Bondar Clegg during May 1999. Bondar Clegg prepared them using the 1998 sampling protocol. The results returned were comparable to those from the limited previous sampling program, confirming no bias for gold and a positive silver bias averaging 28% for the samples assayed prior to September 1997.

In order to obtain more confidence on the silver bias and to insure that the Bondar Clegg assay results are valid, 250 samples randomly selected from the previous 2,120 samples were sent to two independent laboratories during the month of July 1999 and 16 blanks were added to crosscheck the assay results. Cone Geochemical from Denver and Chemex Laboratory from Vancouver each received representative splits of the 250 pulps and coarse rejects samples. The samples were re-bagged and re-tagged so it was impossible for the laboratory to associate assay results from pulps and rejects. These labs were asked to perform gold-silver assays by FA/AA, silver assays by using aqua regia digestion and 4-acid digestion with AA finish and, gold cyanide and silver cyanide assays. Chemex and Cone assays confirmed the silver bias for the samples assayed by Bondar Clegg prior to September 1997. The aqua regia digestion technique produced similar silver results between Bondar Clegg, Chemex and Cone. Silver assaying with the total digestion technique by Chemex and Cone reproduced the Bondar Clegg results from the recent re-assaying program. No gold bias was observed.

The silver bias is the result of the assaying method used by Bondar Clegg prior to September 1997. The agua regia digestion technique is insufficient to put all the silver particles in the sample into solution for subsequent analysis by the AA instrument.

Therefore, the Cerro San Pedro silver database was adjusted for sample assays performed prior to September 1997 by using polynomial regression for the channel and the drillhole samples. The factors were calculated from the 2,120-sample database. Overall, this results in an adjustment of 25,541 samples out of a total of 30,072 samples in the entire silver assay database. This adjustment results in raising the average silver grade by 23% based on all silver database assays and by 30% for those samples assayed prior to September 1997.

This item has also been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on

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SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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15 ADJACENT PROPERTIES

No information was used from any adjacent property.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING

This item has been has been extracted in its entirety from the previous technical report: Metallica Resources Inc., Cerro San Pedro Gold - Silver Project, Central Mexico, Technical Report, February 2003. Said report was posted on SEDAR (www.sedar.com) on February 12, 2003.

The Cerro San Pedro project has been the subject of extensive metallurgical investigations that have evaluated the performance of a variety of ore types subjected to various processing flowsheets. At Cerro San Pedro, the resource value is entirely precious metals (Au and Ag), therefore, the metallurgical investigation process focused on determining the ultimate precious metals recoveries that could be achieved. Test work has been performed at a number of laboratories and includes the standard bottle roll test, column testing, cyanide solubility testing, diagnostic leaches, ore characterization testing, high solids bottle stirs (HSBS) for heap simulation, solution chemistry analysis, and mineralogical examination. Tests were conducted at various particle sizes and test parameters.

Metallurgical testing has been performed on a total of 396 different samples of core, core composites, bulk samples, bulk sample composites, underground chip samples, and reverse circulation drill cuttings. The samples have been collected throughout the known extents of the deposit. Seven distinct mineral types have been determined by different geological and metallurgical characteristics and all have been included in the testing program. These included samples of Porphyry Oxide, Begonia Limestone, Barreno Limestone, Barreno Manganese, Hospital Limestone, Porphyry Mixed (oxide and sulfide) and Porphyry Sulfide. With the exception of the Porphyry Mixed (oxide and sulfide) and Porphyry Sulfide, all samples are fully oxidized.

Samples have been taken from surface outcrop locations, from underground drifts and crosscuts, from reverse circulation drill samples, and drill core intervals. Composites were also prepared from these various sample types to provide test samples that represented various deposit ore types for metallurgical testing.

Bulk samples were taken with both lump and fine material being collected in their approximate proportions as contained in the broken rock. No crushing or breaking of lump material was done at the site. The number and type of different metallurgical tests that have been conducted are summarized in Table 16.1 below.

Table 16.1 - Summary of Metallurgical Tests

Sample Type	Column Tests	Bottle Roll	HS Bottle Stirs

Porphyry Oxide	38	186	16
Begonia Limestone	22	90	20
Barreno Limestone	11	51
Barreno Manganese	12	49
Hospital Limestone	0	23
Porphyry Mixed	2	43
Porphyry Sulfide	2	19

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Table 16.2 below summarizes the key metallurgical parameters developed as a result of the metallurgical investigations.

Table 16.2 -Key Metallurgical Parameters by Ore Type

	% Recovery (run-of-mine		Reagent Consumption (kg/t)

Ore Type	Gold	Silver	Na Cyanide	Pebble Lime

Porphyry Oxide	75	40	0.30	3.0
Begonia Limestone	55	25	0.30	3.0
Barreno Limestone	20	5	0.30	3.0
Hospital Limestone	35	10	0.30	3.0
Barreno Manganese	20	5	0.30	3.0
Porphyry Mixed	50	45	0.6	13.2
Porphyry Sulfide	25	35	0.6	13.2

These conclusions are further supported by the independent data reviews by McClelland Laboratories, Inc. and Kappes, Cassiday & Associates.

This item has also been previously described in the technical report: Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000. This report was posted on SEDAR (www.sedar.com) on March 22, 2001. The reader is directed to this location for further details on this topic.

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17 MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES

This item has been has been extracted from the previous technical report: Metallica Resources Inc., Cerro San Pedro Gold - Silver Project, Central Mexico, Technical Report, February 2003. Said report was posted on SEDAR (www.sedar.com) on February 12, 2003. The format of the mineral resources table (Table 17.6) was modified in order to fully comply with NI43-101 requirements.

17.1 Database Information Used

For the construction of the present resource estimate, the results from 255 drill holes completed in three different exploration campaigns by Cia Fresnillo, MSX under Metallica, and MSX under the Cambior-Metallica Joint Venture have been used. All of the Bear Creek and 13 of the Fresnillo holes were not used because the logging data are not available. The details of the drill database are shown in Table 17.1.

Table 17.1 - Drill Hole Database Information

		DDH Holes		RC Holes		Total

	Year	No.	Meters	No.	Meters	No.	Meters

Fresnillo	1992			36	9,129.3	36	9,129.3
MSX-Metallica	1995			47	11,970.0	47	11,970.0
MSX-Metallica	1996	28	8,568.4	78	20,894.9	106	29,463.3
MSX-Cambior	1997	11	2,650.0			11	2,650.0
MSX-Cambior Surface	1998	13	1,439.0			13	1,439.0
MSX-Cambior Underground	1998	42	3,522.9			42	3,522.9

Total		94	16,180.3	161	41,994.2	255	58,174.5

All samples with no indication of recovery and/or no geologic description were discarded because these samples appear to be biased high for metal value.

Due to the existence of numerous tunnels in the project, 2,153 channel samples representing 4,560m from underground workings were also used for the resource estimate. Samples collected during Bear Creek and Fresnillo sampling campaigns were generally biased high for gold and silver and they were discarded. Channel sampling lines were treated as continuous horizontal drill holes.

The area of defined mineral resource has generally been drilled at a 50 m drill hole spacing, with some areas drilled at a closer spacing, locally to a 25 m by 25 m grid.

Surface topography data was obtained from an air photo survey commissioned to The Orthoshop of Tucson, Arizona, in 1998, and later refined on site by MSX surveyors to correct a few discrepancies around the caved areas. All the data prior to the survey have been corrected based on the new topography and added to the database.

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The underground topography was built through wire-frames obtained from survey, and old maps completed by Asarco. A check program was performed during 1998 to validate the data and in a few cases to correct the existing underground topography based on accessible tunnels and stopes.

17.2 Validation of the Database

Validation of the database was done by using section and plan maps to ensure that the information stored in the database occurs in the correct position and conforms to the geological interpretation. The geological data from the drill hole logging sheets were verified and any discrepancies found were corrected by a re-logging of the cores and cuttings stored at the project site. The data entered in the database was then used for the final refinement of the rock and structural models used for the present resource estimate. All the assay results were also checked and the few errors found were corrected.

17.3 Construction of the Computer Block Model

The coordinate and block dimensions of the model covers a north-south distance of 1,260 m, an east-west distance of 1,260 m, and a vertical distance of 840 m. Table 17.2 summarizes the dimensions of the block model.

Table 17.2 - Block Model Limits and Dimensions

Axis	Minimum (m)	Maximum (m)	Block Size (m)	# Blocks

X (Easting)	313,650	314,910	10	126
Y (Northing)	2,457,550	2,458,810	10	126
Z (Elevation)	1,560	2,400	10	84

17.3.1 Geologic Domains

The Cerro San Pedro geological model has been constructed placing an emphasis on structural control relative to lithological control. A three-dimensional block model was constructed using the lithology and structural domains presented in Table 17.3.

Table 17.3 - Rock Type and Structural Codes

	Rock		Structure
Description	Code	Description	Code

Barreno Limestone	100	Abundancia	1
Barreno MnOx	101	Olvidada	2
Hospital Limestone	102	Princessa	3
Begonia Limestone	103	Rosario-Porvenir	4
Begonia Carbonaceous	104	Felix Ovalle	5
Porphyry Oxide	105	Cinco de Mayo	6
Porphyry Mixed	106	West Contact Zone	21
Porphyry Sulfied	107	East Contact Zone	22

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Table 17.3 - Rock Type and Structural Codes

Tertiary Rhyolite	108	West Sediments	25
Tailings	109	Porphyry	26
Backfill	110	Wedge Princessa F-O	27
		East Sediments	28

The structural model contains twelve different domains defined on the basis of geological interpretation. Statistical results show that some structural domains give similar statistical results and are eligible for regrouping. Table 17.4 presents the simplified and grouped structural model domains.

Table 17.4 - Simplified/Grouped Structural Domains

Code	Description

1+2+27	Abundancia + Olvidada + Wedge Princesa/Felix Ovalle
25+28	East and West Sediments
3+5+6	Princesa + Cinco de Mayo + Felix Ovalle
4	Rosario-Porvenir
21+22	West and East Contact Zones
26	Porphyry

17.3.2 Mineralization Envelopes

Mineralized envelopes were developed through inspection of exploration data and interpretation of data on vertical cross sections. Structural controls are the dominant geologic feature defining metal distribution at Cerro San Pedro. Distinct structural domains were defined within each rock type zone to add a controlling factor to grade distribution. Exploration data specific to each of these domains was analyzed to define geostatistical orientation and range specific to that domain. The structure, grade data and geostatistical parameters associated with each domain were strictly adhered to when defining the mineralized envelopes.

17.3.3 Composites and Statistics

Five-meter down-the-hole composites were calculated from the drill hole and channel sample database. A total of 11,904 composites were computed. The log-probability plots show distributions of moderate variability for both gold and silver with coefficients of variation between 1.00 and 2.00. Outlier thresholds were selected by interpretation.

17.3.4 Variography

Correlograms for silver and gold grades were computed for the combined structural domains. Cambior and MRA performed detailed geostatistical analysis, indicator thresholds for each domain were interpreted, and indicator variograms were calculated. Most variograms were modeled with a global spherical model. Anisotropy was difficult to

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ascertain and was only modeled if the directionality was pronounced in the experimental variograms.

17.3.5 Block Densities

Block specific gravities were measured by Cambior and are based on a total of 281 specific gravity determinations. The work performed by Cambior was accepted by MRA and average densities were loaded into the block model for each lithology. These densities generally ranged between 2.29 t/m3 for porphyry oxide to 2.59 t/m3 for Hospital limestone. Details of the average density assignments are presented in the Feasibility Study.

17.3.6 Bench Height Study

Independent Mining Consultants (IMC) was contracted to perform a study to evaluate the impact of various mining bench heights, from 2 to 10 m. The study demonstrated that there was little to no penalty in adopting a 10 m bench height.

17.3.7 Resource Estimate Techniques

The resource has been evaluated using five different estimation techniques: ordinary kriging (OK), the inverse distance power cube (ID3), probability assigned contrained kriging (PACK) with OK, PACK with ID3, and Restrictive Kriging (RK). Cross sections and bench level block model maps were compared for each method to determine the most representative method for estimating the CSP deposit. Problems associated with the traditional modeling methods, such as OK or ID to a power, are that these methods tend to overly smooth grade and do not restrict unwanted interpolation of blocks without manually establishing physical limits, such as structural and/or rock boundaries. As such, tonnages may be overestimated and grades do not represent local information. The advantage of using the RK indicator kriging method is to limit the extent of grade interpolation within mineralized envelopes and to properly represent the grade within these mineralized zones.

The RK method was recognized as a valid approach to estimating the mineral resource in this deposit. The RK method uses a single indicator approach to model grade population changes within structural domains. The geologic environment at Cerro San Pedro is a primary example of a mix between dissemination and tight structural control. Mineral grade tends to fluctuate along the structural boundaries and become more evenly distributed in the disseminated areas as you move away from these boundaries. The RK approach begins with selection of an indicator cutoff corresponding to the transition between mineralized populations. Indicator variograms are then computed to determine the continuity of mineralization above the cutoff, i.e., the variogram range.

Using the indicator variogram range as a search distance, block probabilities are estimated. Block probabilities then represent the likelihood of the block belonging to the mineralized population above the indicator cutoff. During grade estimation, the block probabilities are introduced into the kriging set of equations to adjust the kriging weights. A high block probability, suggesting that a majority of the close composites are above the indicator cutoff, will result a block with a higher estimated grade than what would have been estimated using ordinary kriging. Conversely, a block with a low block

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probability, suggesting isolated high grade values would receive a lower grade estimate than ordinary kriging. In this manner, smoothing is reduced and blocks tend to receive grades more reflective of the structure and local data.

A minimum of two and a maximum of nine composites were used for estimation, with a maximum of three composites from a single drill hole. Search distances generally corresponded to variogram ranges. Horizontal search distances were 100 m in the sediments and contact zones, 150 m in the porphyry, and 50 m for all other structural domains. A 20 m vertical search distance was used for all structural domains. Outlier grade values were limited to a maximum search distance of 15 m.

17.4 Mineral Resources

A mineral resource for the RK estimating method, accounting for modeled voids for underground workings, was calculated by rock type and is summarized in Table 17.5.

Table 17.5 - Glamis 2000 Model Mineral Inventory*

	≥0.20 g/t Au			≥0.30 g/t Au			≥0.40 g/t Au

Rock Type	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag

Barreno	10,408	0.51	20.85	6,281	0.69	23.51	4,390	0.84	25.94
Barreno Mn	3,042	0.73	30.44	2,390	0.87	32.83	1,889	1.01	35.99
Hospital	5,789	0.57	27.29	3,652	0.76	31.22	2,645	0.92	35.23
Begonia	10,675	0.56	25.01	7,452	0.71	28.79	5,699	0.82	31.65
Begonia Carb	3,835	0.52	24.66	2,463	0.68	29.51	1,934	0.77	31.53
Porphyry	89,353	0.48	15.87	58,709	0.60	19.30	40,494	0.71	22.08
Porphyry Mixed	37,931	0.45	14.28	28,314	0.52	16.46	18,847	0.60	19.22
Porphyry Sulfide	77,162	0.38	10.01	50,247	0.46	12.03	28,832	0.54	14.14
Rhyolite	191	0.64	17.34	181	0.66	17.69	166	0.69	18.24

*Note: This mineral resource tabulation by rock type includes measured, indicated and inferred resources. It is presented as a reference only. For a break up by mineral resource category please see Table 17.6.

The RK resources are presented by Resource Classification, based on the following parameters:

•	Measured. All estimated blocks that had a minimum of two drillholes within one-half of the variogram range from the block center.

•	Indicated. All estimated blocks that had a minimum of two drillholes within the variogram range from the block center.

•	Inferred. All other estimated blocks.

These resources do not reflect economic pit designs, but rather are limited to reporting a geologic resource. This classification scheme adheres to standards set forth by Canadian and American securities authorities, and includes the mineral (mineable)

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reserves estimated in Section 17.5 of this report. The Mineral Resource is summarized at various cutoff grades by classification in Table 17.6.

Table 17.6 – Mineral Resources by Classification

	≥0.20 g/t Au			≥0.30 g/t Au			≥0.40 g/t Au
Resource
Category	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag

Measured	154,953	0.50	17.82	114,173	0.59	20.18	79,433	0.69	23.13
Indicated	61,849	0.38	10.12	33,866	0.49	12.55	18,546	0.61	14.84
Total	216,802	0.47	15.62	148,039	0.57	18.43	97,979	0.67	21.56
Inferred	21,584	0.37	8.2	11,649	0.48	9.07	6,917	0.57	10.18

Validation of the resource model was performed by inspecting various plan and sectional areas of the model. Comparisons of exploration data composites with the block model grade estimates were made to insure structural domains where adhered to and that model grades represented the local composite grade data. The behavior of the RK estimating method shows a close relationship between the block grades and the assay composite grades, which demonstrates the model is valid and represents the Cerro San Pedro mineral deposit.

17.5 Mineable Reserves @ $325 Gold and $4.62 Silver Prices

17.5.1 Pit Limit and Sequence Analyses

Recent pit limit evaluations of the Cerro San Pedro deposit employed the Lerchs-Grossmann (LG) algorithm to determine the extent of economic open pit mining based on run-of-mine (ROM) ore. Process recoveries and operating costs used in these pit limit evaluations are summarized in Table 17.7.

Table 17.7 - Pit Limit Input Parameters – Process Recoveries and
Processing Costs

	Gold	Silver	Processing
Rock Type	Recovery (%)	Recovery (%)	Cost ($/t ore)

Porphyry Oxide	75	40	1.01
Porphyry Mixed	30	40	1.80
Porphyry Sulfide	20	30	1.80
Begoñia Limestone	55	25	1.01
Hospital Limestone	35	10	1.01
Barrano Limestones & MnOx	20	5	1.01
All other rock types (waste)	0	0	n/a

Other economic and overall slope angle parameters are summarized in Table 17.8.

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Table 17.8 - Pit Limit Input Parameters – Other Economic
Values and Slope Angles

Parameter	Value

Gold price	$325 / oz
Silver price	$4.62 / oz
Refining recovery for gold	99.5%
Refining recovery for silver	98.0%
Freight and refining cost for gold	$3.00 / oz
Freight and refining cost for silver	$0.15 / oz
Gross receipts royalty	1.95%
Mining cost – ore	$0.97 / t
Mining cost – waste	$0.85 / t
General and administration cost	$0.20 / t ore
Slope angles on NW, N & NE walls (no ramps)	55 degrees
Slope angles on E, SE, SW and W walls	45 degrees

The economic parameters presented above have been estimated by Metallica and have provisions for possible contract mining at Cerro San Pedro. All prices and costs are in U.S. dollars.

The economic and recovery parameters, along with the lithology-based densities, were incorporated within a block valuation subroutine, which stored the net dollar values per block in the computer model of the deposit. Only material with a measured or indicated classification was considered at potential ore in the LG analysis; all inferred material was treated as waste. The net dollar values were then supplied to the MEDSYSTEM LG program, along with the overall slope angles, to generate an economic pit shell. Contours of the resulting pit shell are presented in Figure 17.1.

Additional floating cone (FC) analyses were conducted to reconfirm the mine development sequence and starter pit geometries using the latest cost and recovery parameters. The FC algorithm was used for this part of the study because it was faster than comparable LG runs and yielded similar results, especially for the internal phases. The results of this study indicate the same development sequence as described in the Feasibility Study. The starter pit also remained practically unchanged.

17.5.2 Final Pit Design Parameters

The LG pit shell, derived from respective gold and silver prices of $325/oz and $4.62/oz, was used to guide the design of the ultimate pit. The incorporation of haul roads and pit wall smoothing were required for the development of a proper mine plan and mineable reserve estimate.

The final pit design parameters are nearly identical to those used by Glamis in the Feasibility Study. Pit slope criteria followed guidelines established by C.O. Brawner Engineering. Haul road width, inclusive of berms and ditches, narrowed slightly to 30 meters which will be adequate for off-highway haul trucks with payload capacities from

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96 to 153 tonnes. Other operating criteria, including a buffer zone to protect historical buildings in the village of Cerro San Pedro, remain as before. Table 17.9 summarizes geometric parameters used in the design of the internal mining phases and ultimate pit.

Table 17.9 - Revised Pit Design Parameters

Parameter	Value

Slope Angles:
Interramp – North & West	55 degrees
Interramp – East	52 degrees
Interramp – South	54 degrees
Bench Face Angle	75 degrees
Bench Height	10 m
Vertical Interval between Catch Benches	20 m
Catch Bench Width (toe to crest):
North & West Wall	8.6 m
East Wall	10.3 m
South Wall	9.2 m
Designed Road Width	30 m
Designed Ramp Gradient	10%
Minimum Designed Pushback	55 m
Minimum Mining Width	30 m

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Figure 17.1 - Plan of LG Pit at $325/oz Au

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The only exceptions to the above criteria are the bottom four benches of the ultimate pit (Phase 3), where single-lane ramps with gradients of up to 12% are employed. As the mine approaches the end of its life, normal operational standards are frequently relaxed in order to maximize ore extraction.

17.5.3 Mineable Reserves

As with previous mine plans, the pit was divided into three phases to minimize preproduction stripping and improve pit head grades in the early years of operation. Subdividing the ultimate pit into smaller mining units also better distributes waste stripping over the operating life of the mine. Mining Phases 1, 2 and 3, illustrated in Figures 17.2, 17.3 and 17.4, respectively, include internal ramps and connections to external access roads for ore and waste haulage. Phase 3 represents the last pushback to the ultimate pit limits, upon which the mineable reserve estimates are based. Table 17.10 below summarizes the proven/probable tonnage from each of the phases.

Table 17.10 - Summary of Final Mining Phase Tonnages @ $325 Au

Mining	Ore	Gold	Silver	Waste	Total	Strip
Phase	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes	Ratio

Access	50	0.68	43.1	701	751	14.02
1	10,274	0.71	25.1	11,814	22,088	1.15
2	24,443	0.60	27.5	33,171	57,614	1.36
3	26,289	0.53	20.2	28,302	54,591	1.08
Total	61,056	0.59	24.0	73,988	135,044	1.21

One of the differences in the mineable reserve estimates presented in Table 17.10 above and previous estimates, besides metals prices, is the incorporation of additional rock types into the ore definition. The previous reserve estimate considered only Porphyry Oxide and Begonia Limestone rock types as potential ore. Table 17.11 summarizes the $325 Au/$4.62 Ag mineable reserves by rock type.

Table 17.11 - Mineable Reserve Summary by Rock Type @ $325 Au

	Ore	Au	Ag	Waste	Total
Material	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes

Porphyry Oxide	44,499	0.54	20.7	1,580	46,079
Porphyry Mixed	5,274	0.72	27.7	1,629	6,903
Porphyry Sulfide	965	0.90	40.2	626	1,591
Begonia Limestone	7,199	0.54	32.3	25,584	32,783
Hospital Limestone	1,546	0.68	39.6	23,178	24,724
Barreno Limestone	512	1.18	36.0	13,626	14,138
Barreno MnOx	1,073	1.24	43.6	2,280	3,353
Begonia Carbonaceous	—	—	—	4,683	4,683
Tertiary Rhyolite	—	—	—	304	304
Tailings	—	—	—	496	496
Total	61,056	0.59	24.0	73,988	135,044

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The mineable reserve estimates presented in this section are based on proven and probable material above internal net smelter return (NSR) cutoff grades that vary according to processing costs (which were assigned by rock type). An NSR cutoff of $2.12/t was used to define ore for Porphyry Mixed and Porphyry Sulfide rock types; all other material was based on a $1.33/t NSR cutoff grade. (The internal cutoff grade is based on incremental ore haulage, processing and general/administration costs, but excludes the mining cost in its calculation.)

Table 17.12 shows the breakdown of the mineable reserves by classification. These reserve estimates include both proven and probable material, which correspond to measured and indicated resources within the designed economic (ultimate) pit limits shown in Figure 17.4. All inferred material was treated as waste.

Table 17.12 - Mineable Reserve Summary by Classification @
$325 Au

	Ore	Au	Ag	Waste	Total
Classification	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes

Proven	58,857	0.59	23.9	46,154	105,011
Probable	2,199	0.61	26.6	14,763	16,962
Inferred (waste)	—	—	—	13,071	13,071
Total	61,056	0.59	24.0	73,988	135,044

Total mineable reserves at prices of $325/oz Au and $4.62/oz Ag are estimated at 61 million tonnes grading 0.59 g/t Au and 24.0 g/t Ag. Waste stripping is estimated at 74 million tonnes, resulting in a strip ratio of 1.21 tonnes of waste per tonne of ore. The total material tonnage for the designed ultimate pit is 135 million tonnes.

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Figure 17.2 – Phase 1 Pit

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Figure 17.3 – Phase 2 Pit

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Figure 17.4 – Phase 3 Pit – Ultimate Pit

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18 OTHER RELEVANT DATA AND INFORMATION

As of the date of this report, December 31, 2003, and to the best of Washington Group’s knowledge, the author is of the opinion that this report contains all relevant data and information concerning the Cerro San Pedro Project that was either provided directly by Metallica or contained in the previously filed reports entitled Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000; Metallica Resources Inc., Cerro San Pedro Gold - Silver Project, Central Mexico, Technical Report, February 2003; and Metallica Resources Inc. Cerro San Pedro Project Development Plan, September 2003. Washington Group is unaware of any other information of material importance to the Project.

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19 INTERPRETATION AND CONCLUSIONS

This development plan was prepared to present an up-to-date analysis of the Cerro San Pedro Project as a run-of-mine operation utilizing large major mining equipment. To minimize capital requirements and provide a trained mine operations and maintenance management staff, contract mining will be used to mine ore and waste and to stack ore on the leach pads.

This development plan utilized several design concepts and operating philosophies that were used in previous project feasibility studies prepared by Cambior in 1999 and Glamis Gold in 2000.

Main conclusions regarding the design and economics of the project are summarized below:

•	Initial capital cost is $28.2 million, which amounts to about $29 per ounce of gold equivalent produced.

•	Average cash operating cost is estimated at $221 per equivalent ounce of gold produced over the project life.

•	At a base commodity price of $350 per ounce of gold and $5.00 per ounce of silver, the project after-tax rate of return is 23.6 percent.

•	An increase in commodity prices to $375 for gold with $5.36 for silver yields an after-tax rate of return of 29.7 percent.

•	Sensitivity analyses suggest that project economics are most sensitive to operating costs and less sensitive to capital costs.

•	Risk Analysis:

Country: Low, Mexico is relatively stable with a low risk for unrest and economic instability. In addition, the project is in a good location within Mexico.

Currency: An exchange rate of 10.25 pesos per dollar was used. It is felt that using this ratio will provide relatively little risk that the peso-to-dollar exchange rate will be lower in the future.

Reserve: The ore reserves have been reviewed and audited by several parties. The main risk in reserves is the extent of unknown underground workings and their impact on the reserves. However, an allowance has been provided for unknown workings in the resource model.

Environmental/Permitting: Many of the project permits are issued. Those that remain require mostly updating to reflect current project design and operating adjustments.

Metal Price: Gold and silver are freely sold on the open market at world prices.

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Consumable Pricing: Pricing used in the development plan was from single source vendor quotes. There is a possibility that better pricing can be obtained when firm quotations are requested from multiple vendors.

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20 RECOMMENDATIONS

In order to proceed on schedule, the project will require continued funding and implementation of specific work programs in 2003. The major areas to be addressed in 2003 include:

•	Cerro San Pedro Church stabilization

•	Permit modifications and issuance of all required construction and operating permits

•	Hiring of key staff to support the future construction and development efforts

•	Proceeding with final detailed engineering

•	Preparation of bid packages and solicitation of competitive bids for all project construction and operating goods and services

•	Review of project design and operating plans to determine areas for potential capital or operating cost reduction. Such areas include:

•	Power – line design and electricity rates. Analysis of peak demand and ways to reduce the impact on power costs

•	Initial gold production timing and cash flow enhancement

•	Utilization of contract assay lab services

•	Competitive bidding of major consumables (NaCN, lime, power, fuel, etc.)

•	Review of staffing levels and required office facilities

•	Completion of project financing

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21 REFERENCES

Cambior Inc. / Metallica Resources Inc., Cerro San Pedro Project, Feasibility Study, November 1999.

Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000.

Kilborn International, Minera San Xavier, S.A. de C.V., Cerro San Pedro Project, Feasibility Study, February 1997.

WLR Consulting for Metallica Resources Inc., Cerro San Pedro Gold - Silver Project, Central Mexico, Technical Report, February 2003.

Washington Group International for Metallica Resources Inc., Cerro San Pedro Project, Development Plan, September 2003.

The feasibility studies listed above are based on numerous detailed reports and studies that provided the support for each of the feasibility evaluations. These reports are included by reference.

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22 ADDITIONAL REQUIREMENTS ON DEVELOPMENT PROPERTIES

This development plan has been prepared to present the current project design, operating philosophy, capital and operating costs, and economics for the Cerro San Pedro gold/silver project located in the State of San Luis Potosi, Mexico. The project will be developed as an open pit mine producing run-of-mine ore that will be heap leached with precious metal recovery using a Merrill-Crowe plant to produce gold/silver doré on site.

The project produces about 960,900 gold equivalent ounces over an eight-year life at an average cash cost of $221 per gold equivalent ounce. The project requires an initial investment of $28.2 million to take it into production with a total investment over its life of $32.2 million. Assuming 100 percent equity, the project yields a Net Present Value of $35.7 million at a 5 percent discount rate with a 23.6 percent Rate of Return at metal prices of $350/oz Au and $5.00/oz Ag.

Ore will be hauled directly from the pit to the leach pad via a 2 kilometer (km) haul road. The leach pad will have the capacity for 61 million tonnes of ore. The precious metals are recovered from the pregnant heap leach solution using a typical Merrill-Crowe zinc precipitation plant.

Metal production is expected to be about 63,800 ounces of gold and 1.5 million ounces of silver in the first year and then average 90,400 ounces of gold and 2.1 million ounces of silver for Years 2 through 8 with production tapering off in Years 9 and 10. The total production is estimated to be nearly 722,000 ounces of gold and 16.9 million ounces of silver. On a gold equivalent basis, production is expected to reach 86,100 ounces the first year, average 120,000 ounces for the next seven years with the final two years producing the remaining ounces for a grand total of 960,900 gold equivalent ounces.

Average unit operating costs over the life of the project, excluding the preproduction stripping that is included in the capital cost, are $0.90 per total tonne ($2.09 per tonne of ore) for contract mining (mining, fuel, water maintenance, and supervision), $0.04 per tonne of ore for the owner’s mining costs, $0.98 per tonne of ore for processing, and $0.38 per tonne of ore for general and administrative costs.

All federal, state, and municipal permits required for the project have been applied for or have been granted and the project has maintained compliance with all permit conditions.

The complete version of this development plan was posted on SEDAR on September 26, 2003. The reader is directed to this location for further details.

22.1 Reserves and Mine Planning

22.1.1 Mineable Reserves

As shown in Section 17, the ore reserves presented in this development plan were prepared by WLR Consulting, Inc. (WLR) of Lakewood, Colorado.

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Floating cone input parameters for this study used metallurgical recoveries, processing and mining costs derived from the results of Cambior metallurgical testing and historic Glamis operating parameters. Specialized mining software was used to evaluate the three dimensional (3D) block model and to estimate economic mineable pit limits. Recovery, commodity prices, and operating cost criteria were varied to test the sensitivity of the resource to the key operating parameters. The base case commodity prices used were US$325 per ounce of gold and $4.62 per ounce of silver.

Due to the increase in gold price from $275 used by Glamis and the $325 used by WLR some additional ore types were considered as ore. The Glamis Feasibility study only considered the oxide porphyry ore type and the Begonia limestone ore type as ore. Glamis also stated that these two ore types were considered to have sufficient metallurgical test data to support corresponding ROM recovery estimates. However, the Glamis Feasibility study did state that some Barreno Limestone including the Barreno MnOX, Hospital Limestone, Porphyry Mixed and Porphyry Sulfide may be mined and processed in the future if higher precious metals prices can support economic processing of these materials.

Using the recoveries as reported by Glamis in the November 2000 Feasibility study, the $325 gold price and the floating cone input parameters as displayed in Table 22.2, certain higher grade portions of Barreno Limestone, Barreno MnOX, Hospital Limestone, Porphyry Mixed, and Porphyry Sulfide were able to be mined at a profit and when determined to be ore.

Mintec’s MEDSYSTEM software, using a Lerchs-Grossmann (LG) algorithm, was used to evaluate the Cerro San Pedro resources.

22.1.2 Evaluation Input Parameters

The input parameters used for the MEDSYSTEM LG Pit include mining, processing, incremental capital, G&A, commodity price, pit slope angle, and metallurgical recovery. A mining cost for either waste or ore was applied to all rock types. These costs were based on Metallica operating parameters from experience, manufacturer data, and from previous analysis performed by Glamis, Cambior, MRA, and IMC for the Cerro San Pedro resource study. Pit slope criteria follow guidelines established by C.O. Brawner Engineering. Process input criteria were established through internal and third party verification of the Cambior metallurgical test data for the various processing scenarios.

Each block in the model was evaluated to have a positive or negative value using the following criteria:

•	The revenue per tonne of gold equivalency was calculated assuming the block was potentially ore material and applying the appropriate metallurgical recoveries and commodity price.

•	The cost per tonne was calculated as the sum of the mining, processing, G&A, and incremental capital costs.

•	The net value per tonne was calculated by subtracting the costs from the revenue.

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The 3D LG algorithm uses this net-value information to determine which blocks to mine as ore or waste. The ultimate pit, at a particular set of equivalency gold price, was determined by requiring the ore blocks within the pit shell to not only pay for their processing and G&A costs, but also their mining cost. Once the LG optimized shell of the pit is defined using the appropriate costs criteria, the reserves within that shell were compiled using internal cutoffs, based on only the processing and G&A costs, applied to each rock type. Tables 22.1 and 22.2 provide details for the LG input parameters used. Table 22.1 shows the process recoveries by rock type and the associated processing costs. Table 22.2 presents some of the other economic, recovery and design information used as input parameters.

Table 22.1 - Pit Limit Input Parameters - Process Recoveries and Processing Costs

	Total	Silver	Processing Cost
Rock Type	Recovery (%)	Recovery (%)	($/t ore)

Porphyry Oxide	75	40	1.01
Porphyry Mixed	30	40	1.80
Porphyry Sulfide	20	30	1.80
Begonia Limestone	55	25	1.01
Hospital Limestone	35	10	1.01
Barrano Limestones & MnOx	20	5	1.01
All other rock types (waste)	0	0	n/a

Table 22.2 - Pit Limit Input Parameters - Other Economic Values and Slope Angles

Parameter	Value

Gold Price	$325 / oz
Silver Price	$4.62 / oz
Refining recovery for gold	99.50%
Refining recovery for silver	98.00%
Freight and refining cost for gold	$3.00 / oz
Freight and refining cost for silver	$0.15 / oz
Gross receipts royalty	1.95%
Mining cost – ore	$0.97 / t
Mining cost – waste	$0.85 / t
General and administration cost	$0.20 / t-ore
Slope angles on NW, N & NE walls (no ramps)	55 degrees
Slope angles on E, SE, SW and W walls	45 degrees

The economic parameters presented above have been estimated by Metallica and have provisions for possible contract mining at Cerro San Pedro. All prices and costs are in U.S. dollars.

Contours of the resulting pit shell are presented in Figure 22.1.

Additional floating cone (FC) analyses were conducted to reconfirm the mine development sequence and starter pit geometries using the latest cost and recovery

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parameters. The FC algorithm was used for this part of the study because it was faster than comparable LG runs and yielded similar results, especially for the internal phases.

22.1.3 Evaluation Verification

Mine Reserves Associates verified the pit optimization process for Glamis. MRA utilized the Cambior geologic model, the MRA generated grade model, and the MEDSYSTEM LG evaluation software to generate economic shells. No significant difference was recognized between the various modeling techniques or the evaluation software used. The results between verifications varied, but the variations were a result of testing the resource for different commodity price and by the material designation for ore types. The various methods revealed total material quantities of approximately 120 million total tonnes and 50 million tonnes of ore, when considering the porphyry oxide and limestones with favorable metallurgical characteristics. Glamis proceeded confidently with its evaluation of the resource given the level of verification this deposit has received.

22.1.4 Final Pit Design Parameters

A final mineable pit was developed by WLR Consulting, Inc. with Metallica involvement. Slope angles used for design held to criteria established in C.O. Brawner Engineering report dated August 18, 1999, attached in Section 4.0 of the Appendix. Final highwall slope angle criteria also accounted for wall height and proximity to haul roads for overall highwall slope angles, and the time the wall would be exposed during active mining operations. Road geometry considered adequacy for the expected equipment fleet to be used for width and performance characteristics up to the maximum gradeabilty. Maintaining haulage ramps to a maximum of 10% has been proven to maintain fleet performance and equipment longevity, and was used as the maximum allowable grade except on the lowest 4 benches mined at the end of the project. Minimum pushback widths accounted for fleet access and mobility within the active mining areas. The key design parameters are shown in Table 22.3.

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Figure 22.1 – Plan of LG Pit at $325/oz Au

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Table 22.3 - Pit Design Parameters

Parameter	Value

Slope Angles:
Interramp – North & West	55 degrees
Interramp – East	52 degrees
Interramp – South	54 degrees
Bench Face Angle	75 degrees
Bench Height	10m
Vertical Interval between Catch Benches	20m
Catch Bench Width (toe to crest):
North & West Wall	8.6m
East Wall	10.3m
South Wall	9.2m
Designed Road Width	30m
Designed Ramp Gradient	10%
Minimum Designed Pushback	55m
Minimum Mining Width	30m

The final pit design was used to calculate the mineable reserves. Though economic pit shells considered only porphyry oxide and Begonia Limestone, the final mineable ore reported considers additional ore rock types. The additional ore rock types included Barreno and Hospital Limestone.

The Cerro San Pedro Pit was developed utilizing a 3D LG methodology based on a $325 per ounce gold price and $4.62 per ounce silver price. The large tonnage, low-grade nature of the deposit dictated the use of large-scale open pit mining methods for efficient and cost effective mine development. The Cerro San Pedro Pit was divided into three phases to provide early ore production and spread stripping throughout the mine life, build to a sustainable annual ore quantity and provide relatively even ore production over the life of the project. The phased designs ensure that access is logical and available to all intermediate mining areas, and that adequate operating space was provided to achieve the proposed production rates. Haulage profiles were determined and calculated for each bench from each phase to an advancing leach pad or waste dump location for each production year. The mining schedule was based on an average annual ore production of 7.5 million tonnes of ROM material, with a maximum total production not to exceed 21.5 million tonnes. The life of the mine spans nine years including preproduction (PP) and partial production in year nine.

The schedule was generated based on reserves within the designed pit phases using the following parameters and guidelines:

•	Total annual production of ore tonnes of 7.5 million tonnes.

•	Production of total tonnes moved at a target rate not to exceed 21.5 million tonnes per year.

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•	An equipment fleet to take advantage of bulk unit cost economies, work within a minimum mining width of 55 meters, minimize loading machines, and keeping equipment needs constant through out the mine life.

•	Minimize initial pre-stripping and construct a mine access road to the pit in the preproduction period.

•	Target of 350,000 tonnes of ore in preproduction for bedding of the leach pad.

•	Gradual ramp up of tonnage rates in preproduction and Year 1.

•	Target high grade and low stripping in early period and maintain consistent grades thereafter.

•	Mine access road slot on 2070 bench as during pre-production activities.

•	No mining on Sundays as prescribed by project permitting.

The mine production schedule is shown in Table 22.4. Figure 22.2 shows the final designed pit on a vertical air photo base.

22.1.5 Mine Equipment

Hydraulic shovels were chosen as primary loading units instead of an all-wheel-loader fleet to reduce loading costs and increase productivity. The use of hydraulic shovels was chosen versus electric shovels to minimize the capital cost and powerline network required for the mine site, provide the flexibility required in mining three phases, and provide a productive match with 140-tonne trucks. The 140-tonne haul trucks were selected as the largest practical truck that would operate in the Cerro San Pedro resource and provide favorable unit costs due to the economies of scale. Initial pit development will be performed with an 11.5 cm front-end loader and 90-t trucks. This fleet will be kept on site to provide flexibility as the pit is developed.

Mine mobile equipment requirements are based on the annual mine production schedule, mine shift schedules, and the equipment productivity estimates. Table 22.5 lists the major mine equipment fleet requirements.

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Table 22.4 – Annual Production Summary

CERRO SAN PEDRO
SUMMARY PRODUCTION SCHEDULE

		PreProd	Year 1	Year 2	Year 3	Year 4	Year 5

Pad Liner
Tonnes	000 t	373			380
Head Assay Au	g/t	1.27			0.78
Head Assay Ag	g/t	45.69			29.10
Contained Au	oz	15,260			9,525
Contained Ag	000 oz	548			356
Ultimate Au Recovery	%	29%			44%
Ultimate Ag Recovery	%	6%			13%
Total Recovered Au	oz	4,388			4,157
Total Recovered Ag	000 oz	32			45
Au Production	oz		4,388		4,157
Ag Production	000 oz		32		45
ROM Ore
Tonnes	000 t	178	5,501	7,502	7,118	7,501	7,498
Head Assay Au	g/t	0.25	0.66	0.60	0.55	0.57	0.50
Head Assay Ag	g/t	44.17	24.97	31.21	23.80	21.55	22.84
Contained Au	oz	1,420	116,475	144,760	126,055	138,202	120,330
Contained Ag	000 oz	253	4,416	7,528	5,447	5,197	5,507
Au Recovery	%		50%	60%	70%	68%	70%
Ag Recovery	%		33%	28%	37%	37%	36%
Recovered Au	oz		59,391	87,519	87,675	93,309	83,897
Recovered Ag	000 oz		1,547	2,091	2,031	1,938	2,008
Total Ore
Tonnes	000 t	551	5,501	7,502	7,498	7,501	7,498
Head Assay Au	g/t	0.94	0.66	0.60	0.56	0.57	0.50
Head Assay Ag	g/t	45.20	24.97	31.21	24.07	21.55	22.84
Contained Au	oz	16,681	116,475	144,760	135,580	138,202	120,330
Contained Ag	000 oz	801	4,416	7,528	5,803	5,197	5,507
Au Recovery	%		48%	60%	68%	68%	70%
Ag Recovery	%		30%	28%	36%	37%	36%
Recovered Au	oz		63,779	87,519	91,831	93,309	83,897
Recovered Ag	000 oz		1,580	2,091	2,076	1,938	2,008
Total Waste
Tonnes	000 t	6,701	14,700	12,700	12,700	12,700	10,400
Total Material
Tonnes	000 t	7,252	20,201	20,202	20,198	20,201	17,898
Strip Ratio	(W:O )	12.16	2.67	1.69	1.69	1.69	1.39

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year 6	Year 7	Year 8	Year 9	Year 10	Total

Pad Liner
Tonnes						753
Head Assay Au						1.02
Head Assay Ag						37.32
Contained Au						24,785
Contained Ag						904
Ultimate Au Recovery						34%
Ultimate Ag Recovery						9%
Total Recovered Au						8,544
Total Recovered Ag						77
Au Production						8,544
Ag Production						77
ROM Ore
Tonnes	7,501	7,502	7,500	2,521		60,322
Head Assay Au	0.59	0.74	0.54	0.33		0.58
Head Assay Ag	24.63	27.49	17.87	12.10		23.83
Contained Au	141,522	178,962	130,687	27,096		1,125,510
Contained Ag	5,940	6,630	4,309	980		46,209
Au Recovery	67%	61%	56%	85%		63%
Ag Recovery	36%	37%	43%	66%		36%
Recovered Au	95,502	108,541	72,633	23,126	1,809	713,402
Recovered Ag	2,167	2,466	1,833	645	78	16,805
Total Ore
Tonnes	7,501	7,502	7,500	2,521		61,075
Head Assay Au	0.59	0.74	0.54	0.33		0.59
Head Assay Ag	24.63	27.49	17.87	12.10		23.99
Contained Au	141,522	178,962	130,687	27,096		1,150,295
Contained Ag	5,940	6,630	4,309	980		47,112
Au Recovery	67%	61%	56%	85%		63%
Ag Recovery	36%	37%	43%	66%		36%
Recovered Au	95,502	108,541	72,633	23,126	1,809	721,946
Recovered Ag	2,167	2,466	1,833	645	78	16,882
Total Waste
Tonnes	2,250	800	925	198		74,074
Total Material
Tonnes	9,751	8,302	8,425	2,719		135,149
Strip Ratio	0.30	0.11	0.12	0.08		1.21

22-8

Figure 22.2 – Final (Year 9) Design Pit on Vertical Air Photo Base

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Table 22.5 - Major Mine Equipment Fleet Requirements

Equipment Type	PP	Yr-1	Yr-2	Yr-3	Yr-4	Yr-5	Yr-6	Yr-7	Yr-8	Yr-9

Blast Hole Drill (171mm)	2	2	2	2	2	2	2	2	2	2
Hydraulic Shovel (10.7m3)	0	2	2	2	2	2	2	2	2	2
Front End Loader (11.5m3)	1	1	1	1	1	1	1	1	1	1
Haul Trucks (140 tonne)	4	6	8	8	8	7	7	7	7	6
Haul Trucks (90 tonne)	4	4	4	2	2	2	0	0	0	0
Water Trucks (68,000 lit)	2	2	2	2	2	2	2	2	2	2
Track Dozer (520 hp)	3	3	3	3	3	3	2	2	2	2
Tire Dozer (450 hp)	2	2	2	2	2	2	2	2	2	2
Motor Grader (4.88 m)	2	2	2	2	2	2	2	2	2	2

22.1.6 Mine Personnel

The mining operations will be performed by a contractor. MSX will have a small staff of mining technicians to support and supervise the mining contractor, including a mine manager, mine planning engineers, a geologist, a surveyor, and engineering department support technicians. An explosives contractor under the direct supervision of the mining contractor will perform the blasting operation. This contractor will be selected when the project receives final construction approvals.

22.2 Metallurgy

The Cerro San Pedro project has been the subject of extensive metallurgical investigations that have evaluated the performance of a variety of ore types subjected to various processing flowsheets. The metallurgical testing described within this section has supported Glamis’ conclusion that the ore to be processed can be processed effectively with conventional run-of-mine heap leach technology. These conclusions are further supported by the independent data reviews by McClelland Laboratories, Inc. and Kappes, Cassiday & Associates.

In addition to the Porphyry Oxide and Begonia Limestone, metallurgical information for other ore types has been included in Section 6 of this development plan. Conventional run-of-mine heap leaching is the preferred processing option evaluated from the Glamis Feasibility Study. Fine crushing of the ore may become economic at a later date in the event that precious metals prices increase substantially.

Table 22.6 below summarizes the key metallurgical parameters developed as a result of the metallurgical investigations.

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Table 22.6 - Key Metallurgical Parameters By Ore Type

	% Recovery (run-of-mine)		Reagent Consumption (kg/t)

Ore Type	Au	Ag	NaCN	Pebble Lime

Porphyry Oxide	75	40	0.30	3.0
Porphyry Mixed	30	40	0.60	6.0
Porphyry Sulfide	20	30	0.60	6.0
Begonia Limestone	55	25	0.30	3.0
Barreno Limestone	20	5	0.20	1.9
Barreno MnOx	19	5	0.20	1.9
Hospital Limestone	35	10	0.30	3.0
Weighted Average	62	34	0.33	3.3

22.2.1 Background

Metallurgical testing was conducted to provide adequate data to conduct a feasibility evaluation of the project, based on a large tonnage, low grade, heap leach development plan. The purpose and objectives of the metallurgical test work performed for the Cerro San Pedro project were to:

•	Provide metallurgical characterization and understanding of the project ore reserves.

•	Identify significant or fatal flaws.

•	Establish metallurgical and plant design criteria.

•	Establish an operating strategy.

•	Define metal recoveries, leach kinetics, reagent consumption and operating costs.

•	Establish criteria for a closure plan.

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Test work has been performed at a number of laboratories and includes the standard bottle roll test, column testing, cyanide solubility testing, diagnostic leaches, ore characterization testing, high solids bottle stirs (HSBS) for heap simulation, solution chemistry analysis, and mineralogical examination. Tests were conducted at various particle sizes and test parameters. All references to particle size (e.g. 13mm, etc.) refer to the 80% passing particle size, unless otherwise stated. Figure 22.3 is a flow chart representing the progression of test work from standard Phase I tests, followed by more specific tests in Phase II to better characterize metallurgical behavior.

22.2.2 Strategy for Developing Reliable Estimates of Recoveries and Reagent Consumption

Two characteristics of Cerro San Pedro ores required some additional test work to facilitate development of operating parameters.

First, the reserves include a significant amount of recoverable silver (Ag) with Ag to Au ratios in solution being high enough that, by industry standard, a Merrill-Crowe recovery plant would be indicated.

The second characteristic relates to cyanide soluble zinc contained within the ore, and its potential effect on carbon plant or Merrill-Crowe operations. Zinc (Zn) at Cerro San Pedro is primarily in the form of either oxides or carbonates and only a small fraction as the less soluble Zn sulfides. At Cerro San Pedro, the resource value is entirely precious metals (Au and Ag), therefore, the metallurgical investigation process focused on determining the ultimate precious metals recoveries that could be achieved. Typically Au recovery would be estimated by running bottle roll tests, generally at high solutions to solids ratios, to provide preliminary recoveries of precious metals. Scoping style bottle roll tests would be followed up by column tests. A significant number of both of these standard tests were conducted separately on three of the main Cerro San Pedro ores, Barreno, Begonia, and Porphyry Oxide. Other investigations have focused on determining the viability of adding porphyry mixed and sulfide material as reserves, i.e. whether recoveries and reagent consumption would be favorable enough to allow inclusion of these materials as ore types.

Seven distinct mineral types have been determined by different geological and metallurgical characteristics and are listed below denoting their respective portion of the deposit as discussed in Section 4.0 of the development plan. Porphyry Oxide and Begonia Limestone are the two primary ore types that will be mined and processed along with small quantities of the other ore types. Table 22.7 below summarizes the process tonnage by ore type.

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Figure 22.3 – Flow Chart of Metallurgical – Process Design Test Work

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Table 22.7 - Process Tonnage By Ore Type

		Tons ore	Recoverable Au	Recoverable Ag
	Tons Ore	% of total	% of total	% of total

Porphyry Oxide	44,477,000	72.9	81.0	71.5
Porphyry Mixed	5,268,000	8.6	5.1	11.1
Porphyry Sulfide	966,000	1.6	0.8	2.2
Begonia Limestone	7,200,000	11.8	9.5	13.0
Barreno Limestone	515,000	0.8	0.6	0.2
Barreno MnOx	1,074,000	1.8	1.3	0.5
Hospital Limestone	1,574,000	2.6	1.8	1.4

No testing was performed on tailings from prior operations, which comprise approximately 0.5% of the potential available ore tonnes. Tailings were assigned a 40% recovery for both Au and Ag. Average reserve grades for tailings are 0.62 g/t Au and 29.0 g/t Ag. The majority of the tailings are comprised of leach residues from former vat leaching operations.

Beyond the standard bottle roll and column tests, additional tests were conducted as shown in Figure 22.3 that further provide ore characterization information, assess solution chemistry issues, and provide information on kinetics and reagent consumption. These tests also gave insight on the reliability of the standard tests as a predictor of ultimate precious metals recoveries.

A detailed Sulfide study was conducted on porphyry oxide, mixed and sulfide materials to relate quantitative/economic-driven metallurgical information with the qualitative geological classification to determine ultimately which materials should be classed as ore or waste.

22.2.3 Description of Metallurgical Samples and Summary of Testing

Metallurgical testing has been performed on a total of 396 different samples (core, core composite, bulk, bulk composite, underground chip samples, and reverse circulation cuttings) collected throughout the known extents of the deposit.

Table 22.8 summarizes the total number of tests by type of test and ore type that comprise the metallurgical data set.

The following summarizes sampling that was conducted for these tests:

Samples were taken by Metallica from surface outcrop locations and from underground drifts and crosscuts, from reverse circulation drill samples, and drill core intervals. Composites were also prepared from these various sample types to provide test samples that represented various deposit ore types for metallurgical testing. These included thoroughly oxidized material from the Porphyry Oxide (PO), Begonia Limestone (BG), Barreno Limestone (BA), Barreno Manganese (BAm), Hospital Limestone (H), and the Porphyry Mixed (PM – oxide and sulfide) and Porphyry Sulfide (PS).

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Bulk samples were taken with both lump and fine material being collected in their approximate proportions as contained in the broken rock. No crushing or breaking of lump material was done at the site. Core and other drill interval samples were individually bagged according to their interval. No crushing or breaking of the core was done except to separate the interval being sampled. Additional bulk samples were collected by Cambior at sites previously sampled by Metallica and on new sites established by Cambior.

Cambior drilled and collected additional individual core intervals for bottle roll tests and some underground chip samples for additional work on the Hospital, Barreno, and Barreno Manganese. Cambior’s work emphasized developing the second, third, and fourth Composite Series to further build upon Metallica’s composite work (Series 1) and previous work for the three major ore types (Porphyry Oxide, Begonia, and Barreno). The Composite Series was used for testing by a full suite of metallurgical methods including bottle rolls, columns, bottle stirs, diagnostic testing, HSBS tests, etc. Column tests were performed only on composite samples, not on individual core or bulk samples.

These composite series of samples are identified as follows:

Comp 1 Series – a series of 3 bulk composites by ore type collected by Metallica from previously sampled and tested surface and underground Metallica bulk sample locations. These composites were intended to provide information from short duration column leach tests to be completed during Cambior due diligence.

22-15

Table 22.8 - Metallurgical Test Work to Date for Cerro San Pedro

	Number of Tests

Type of Test	PO	BG	BA	Bam	All BA	H	PM	PS	Other	Total

≥ 13mm – Primary Data Set for Recovery/Reagent Estimates*:
Column Tests – Total	38	22	11	12	23	0	2	2	0	87
Bulk + bulk composites	(27)	(15)	(11)	(10)	(21)	(0)	(1)	(1)	(0)	(65)
Core + core composites	(11)	(7)	(0)	(2)	(2)	(0)	(1)	(1)	(0)	(22)

McClelland – Hermosillo (Metallica)	[16 ]	[7 ]	[8 ]	[0 ]	[8 ]	[0 ]	[1 ]	[1 ]	[0 ]	[33 ]

McClelland – Sparks (Cambior)	[22 ]	[15 ]	[3 ]	[12 ]	[15 ]	[0 ]	[1 ]	[1 ]	[0 ]	[54 ]

Bottle Roll Tests – Total	121	54	51	49	100	23	43	19	8	368
Bulk + bulk composites	(22)	(13)	(11)	(11)	(22)	(0)	(1)	(2)	(1)	(61)
Core + core composites	(99)	(41)	(19)	(23)	(42)	(14)	(42)	(17)	(7)	(262)
Underground chip	(0)	(0)	(21)	(15)	(36)	(9)	(0)	(0)	(0)	(45)

McClelland – Hermosillo (Metallica)	[61 ]	[25 ]	[6 ]	[1 ]	[7 ]	[1 ]	[18 ]	[12 ]	[1 ]	[125 ]

McClelland – Sparks (Cambior)	[60 ]	[29 ]	[45 ]	[48 ]	[93 ]	[22 ]	[25 ]	[7 ]	[7 ]	[243 ]

Bottle Stirs – METCON	65	36								101

High Solids Bottle Stirs – RDI	16	20					3	3	0	42

TOTAL	240	132	62	61	123	23	48	24	8	598

Research Tests ≥ 13mm	110	80			25					215

Bottle Roll Tests < 13mm/McClel	0	22	31	14	45	3	0	5	1	76

TOTAL	350	234	93	75	193	26	48	29	9	889

*     Several samples with carbonaceous material and/or of lower grade than would be considered ore were also eliminated from this data set.

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Comp 2 Series – a series of 3 bulk composites by ore type collected by Cambior from locations previously sampled and tested by Metallica to provide check metallurgical results of previously sampled sites. The sample locations were chosen to allow both rapid collection and a representative sample and to help establish if surface samples behave similarly to underground samples as represented in the Comp 3 Series.

Comp 3 Series – a series of 3 bulk composites by ore type collected by Cambior from new underground locations previously channel sampled and selected by Cambior to provide representative sampling of the ores throughout the deposit. Samples were selected to represent the average grade of the mineable ore, and provide a geographic spread through the deposit. The results from these Comp 3 Series samples can be compared to the surface samples of the Comp 2 Series.

Comp 4 Series – a series of 3 composites by ore type collected by Cambior from 1997 Cambior drill core generated during the 1997 due diligence period (holes 97SP-203C through 97SP-213C). These Comp 4 Series are thought to be the most representative of any of the composite samples and were selected to both approximate the average grade, geographic range, and geologic/mineralogical variability in the deposit. The core composites are comprised of a split or sawn one-half sample of the generally HQ-sized (38mm) core. The core samples were selected following receipt of assays performed on the other half of the core.

22.2.4 Recovery Curves Extended for Ultimate Time on the Heap

Extended recovery curves were not considered by McClelland Laboratories, Inc. or by Kappes, Cassiday & Associates in the determination of the projected recovery estimate for run-of-mine Porphyry Oxide or Begonia Limestone for the Glamis Feasibility Study. However, the extended curves are useful in demonstrating the potential long-term effect of multi-lift leaching and re-leaching in a full-scale commercial operation. The projection of Porphyry Oxide recoveries for ultimate time on the heap is presented in Figures 22.4 and 22.5, respectively for Au and Ag. The projection of Begonia Limestone recoveries are presented in Figures 22.6 and 22.7. The precious metals leach rate curves for the various column tests are all similar in shape. The difference in Au recovery at any point in time is fairly small between each column leach rate curve. The total difference in Ag recovery at any point between leach rate recovery curves is also small, but slightly greater than for Au.

22-17

Figure 22.4 – Projection of Porphyry Oxide Recoveries, Au

22-18

Figure 22.5 – Projection of Porphyry Oxide Recoveries, Ag

22-19

Figure 22.6 – Projection of Begonia Limestone Recoveries, Au

22-20

Figure 22.7– Projection of Begonia Limestone Recoveries, Ag

22-21

22.3 Process and Design Engineering

The process flowsheet incorporates a conventional run-of-mine (ROM) heap leach operation with a Merrill-Crowe zinc precipitation recovery plant. The ore processing rate will peak at 7.5 million tonnes per year (25,000 tonnes per day) based on a six-days-per-week operation for mining and leach pad stacking. A simplified schematic flowsheet is presented as Figure 22.8.

22.3.1 Site Layout Considerations

Process plant facilities have been located based upon topographic constraints of the site. The leach pad is located in a broad, flat valley area along and to the south of the paved road leading to the Cerro de San Pedro Village (elevation: 1,935 m), approximately 2km from the pit exit ramp. The solution recovery plant is situated in close proximity to the leach pad (elevation: 1,930 m). A general layout of the Cerro San Pedro project site is presented on Figure 4.2 in Section 4.

22.3.2 Process Design Criteria

The process plant is designed to operate 24-hours per day seven days per week. It is also designed for a peak rate of 8,000,000 tonnes of ore per year and will treat a total of 61 million tonnes over an eight-year mine life (mining and recovery). Average overall recoveries are expected at 62 percent for gold and 34 percent for silver, yielding an average annual production of about 90,000 ounces of gold and 2.0 million ounces of silver.

Metallurgical test work indicates that run-of-mine leaching is a viable processing option. The reserves are comprised mostly of Porphyry Oxide, which are particularly amenable to heap leaching without a requirement for crushing.

22.3.3 Merrill-Crowe Recovery Plant

The precious metals are recovered from the pregnant heap leach solution in a typical Merrill-Crowe zinc precipitation plant. Pregnant solution is pumped from the pregnant solution pond to the clarification filters and the clarified solution is transferred to a de-aeration tower for removal of oxygen from the solution. Zinc dust is added to the solution to precipitate the precious metals. The solution containing the precipitated precious metals is filtered to recover the precious metals.

22-22

Figure 22.8 – Simplified Process Flowsheet

22-23

22.3.4 Refining

The precipitate is manually removed from the filter press and placed into a mercury retort furnace for mercury removal and collection. From the retort, the precipitate is loaded into a gas-fired smelting furnace and the molten metal is then poured into 31kg molds. Doré bullion is cleaned, weighed, sampled, and stored in a vault awaiting shipment. Once gold and silver are removed from the solution, the barren solution from the precipitate filters flows to the 2000 m3 barren solution tank.

The refinery area is a high security, limited-access area. A closed circuit television system with redundant video recording monitors the whole refinery area including the entrances (inside and outside). All refinery access doors are linked to an alarm system, which records every access door movement. Movement detectors are also linked to the alarm system.

22.3.5 Process Plant Services

The process building houses the overall plant facilities such as the Merrill-Crowe recovery plant, the refinery, and the reagent storage area. The refinery is enclosed in a secured area. Other facilities are under an open-sided roof, or are left uncovered. The metallurgical and assay laboratory is located adjacent to the process building.

The assay lab is sized to perform sample preparation and fire assay gold analyses on a nominal 200 samples in a 24 to 36-hour turnaround time.

22.3.6 Process Personnel

Process personnel are under the overall direction of an expatriate process manager. Staffing levels for process are fairly stable from year to year, starting at 10 during pre-production and 48 from Year 1 through Year 8. Activity after Year 9 will no longer involve placement of new ore on the heap, but only recovery of metals from heap solutions and operation of the Merrill-Crowe plant.

22.4 Leach Pad and Ponds

The design concept for the leach pad is to build the pad in two phases, with a third phase reserved for future expansion. Leach pad grading has been planned to follow existing topographic contours to minimize the earthworks. The leach pad drains to a common discharge point at the southwest corner, where solutions are diverted into external solution storage ponds for processing. The first two phases will be stacked to 65 meters and will store 61 million tones of ore. The third phase will increase the storage capacity to 75 million tonnes by expanding the leach pad footprint and raising the heap height. Construction of the third phase will not be required unless the current mineable reserves are increased.

The leach pad liner system will be a conventional composite liner, consisting of a 60 mil low density polyethylene (LDPE) primary liner underlain by a 0.3 meter compacted fine-grained low permeability soil (clay) liner in intimate contact with the LDPE. To protect against impact from truck dumping activities and to enhance solution percolation and drainage, the top surface of the leach pad liner will be overlain by a 0.5 meter bedding layer consisting of minus 12.5 mm crushed ore or rock. A network of perforated HDPE under-drain pipes will be placed on top of

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the HDPE liner to facilitate solution percolation and drainage. Solution will be collected and transported to an external solution pond system via a lined open channel.

22.4.1 Run of Mine Haulage and Lime Addition

Run-of-mine ore will be trucked from the mine to the leach pad in 140-tonne haul trucks at a nominal rate of 25,000 tonnes per day. The 2 kilometer long, 30-meter wide haulage road will exit the open pit at elevation 2070 meters and enter the leach pad at elevation 1990 meters. A 300 tonne pebble lime silo will be located at the entrance to the leach pad ramp. Each loaded haul truck will stop at the lime silo, where pebble lime will be added to the load at a rate sufficient to maintain the desired dosage. Ore is stacked by truck dump in 10-12 meter lifts. The ore will be spread by a track-mounted bulldozer, and ripped to a depth of 3-4 meters before leaching commences.

22.4.2 Leach Solution Recovery and Distribution

Solution from leach pad will flow in an enclosed pipe to the pregnant solution pond or the storm water pond. The pregnant solution pond will be double lined.

Solution is pumped from the pregnant solution pond to the clarifier filters at the Merrill Crowe plant. Barren solution is pumped from the barren solution tank through solution distribution piping and irrigation type drip emitters for application onto the surface of the ore. Solution application under primary leach will average 90 days and will produce nearly 90 percent of the expected gold and silver recovery, with the balance being produced during subsequent re-leach as a result of the multiple lift operations.

22.5 Infrastructure

Because the project site is in close proximity to the city of SLP, many of SLP’s support facilities will be used. Infrastructure required for project development includes all road work; raw water storage and distribution; relocation and development of community infrastructure; and stabilization of the San Pedro Apostol church.

22.5.1 Roads

Improvements were completed to 8.5 km of the existing 10.2 km off-site access road from the SLP Periferico road to the main entrance to the project site, including regrading, widening to 10 m, installing of additional drainage ditches, resloping, and improving a bridge crossing. A 500-m road from the public road to Cerro San Pedro to the project gatehouse will be constructed to provide access to the plant site. In addition, a 1.6 kilometer mine access road will be constructed 30 meters wide to accommodate the large mine equipment from the mine to the leach pad. A 6-m-wide road around the leach pad will connect the process area and the truck shop/lime silo area.

22.5.2 Water Supply

Based on detailed water balance calculations, the project is estimated to require a peak of 160.6 m3 /hr (45.4 l/s) of raw water for processing and dust control. Average requirements are 129.8 m3 /hr (36.0 l/s) or a total of around 1 million m3 /yr. MSX has developed a water production well

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near La Zapatilla, some 1.8km southwest of the process building. Estimated well production is 216 m3 /hr (60 l/s) of water. Additional testing will be required to determine capability for sustained flows and to determine well flow rates and effect on draw down. Water will be pumped to a tank above the process plant and will be distributed by gravity and pumps to the process plant and other facilities.

22.5.3 Other Project Facilities

A main office building will be located at the entrance of the plant site adjacent to the gatehouse. The gatehouse will be equipped with a motorized access control gate and will provide 24 hour per day, seven day per week access control to the mine site. A parking area outside the main gate will be provided for visitors.

The location of the main office building has been designed to provide close access to the process plant and assay lab.

22.5.4 Community Infrastructure

Up to ten houses were constructed in Cerro de San Pedro to accommodate families who resided in the security (safety buffer) zone. MSX also provided potable water, sewage disposal facilities, electrical power, and constructed access roads and sidewalks to these new houses. The San Pedro Apostol church will also be stabilized as a part of MSX’s commitment to protect historic monuments and structures.

The entire La Zapatilla village was relocated to the newly constructed village of Nueva La Zapatilla, 0.5km south-southwest of the process building. MSX also constructed other community infrastructure and municipal works, including a school and a church. The project is already completed and is not considered as part of project capital in this study.

22.5.5 Electrical

MSX has negotiated an agreement for the electrical requirements of the Cerro San Pedro project with the governmental agency Comisión Federal de Electricidad (CFE), the sole electricity provider in Mexico. MSX has paid for one-sixth of the overall cost for the required modifications at the CFE Substation SLP II located near the city of SLP. MSX will construct an 11.3 km transmission line from this substation to the mine site. CFE will provide engineering and quality control for construction and subsequently will become owner of the transmission line when completed. At the mine site Main Substation, constructed by MSX, the electrical power received at 115 kV from the SLP II Substation will be stepped down to an intermediate voltage of 13.8 kV for electrical distribution throughout the mine site.

The 13.8 kV network supplies power to the process areas via secondary substations with step down transformers, rated 13.8 kV/480/277 V. A 600 kW diesel-driven standby generator will provide backup during power outages for the pregnant pond and barren solution pumps. The 138 kV network also supplies power to the truck shop and other facilities via an overhead power line.

The total mine power demand is estimated at 1.5 megawatts (MW) initially growing to 2.0 MW over the life of the project. Based on a detailed electrical load analysis that took into account not only electrical loads but also time of day and demand charges, the average price for energy

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delivered to the site is $0.065 per kilowatt-hour (kWh). The economics of generating electric power on site are highly dependent upon permitting, the price of diesel fuel, and MSX’s ability to capture the I.E.P.S. tax credit. This study assumes electric power is purchased from CFE.

22.5.6 Communications

Communication requirements between the mine site and the city of San Luis Potosí are fulfilled by a microwave link that can transmit voice, fax, and data as described below:

•	Local telephone services (8 circuits, voice and fax) between the main switchboard located in the administrative offices and the city of San Luis Potosí with the possibility of making long distance calls in Mexico.

•	Electronic file exchange, Internet access, and email, via a reserved 128 kilobits per second (kbs) bandwidth channel.

TELMEX, the local telephone company, has supplied, installed, and commissioned the microwave equipment and MSX provided the on-site telecommunication room, tower, and electrical power.

The existing system includes a 25-m high tower for the microwave antenna, which will be relocated to the top of the hill above the Office building. The system described above will be duplicated for the mining contractor’s use and will share the same tower.

The mobile radio network covers the entire mine site via a repeater station installed on the hill near the powder magazine. The main antenna will be mounted on the microwave tower on the hill by the main office and covers the mobile radio communications from the La Zapatilla water well up to the powder magazine. The repeater station provides mobile radio communications coverage for the mine pit area. Telemetry, data acquisition, and control between the La Zapatilla water well and the process building are covered by a microwave link operating in 2.4 gigahertz (Ghz) band (no permit required).

22.6 General Administration and Services

General Services and administration (G&A) will provide upper-level management to the overall operation. The G&A functions are described in the following subsections.

22.6.1 General Management, Accounting, and Services

General and senior management for the operations are part of the G&A budget. The finance and accounting area includes general accounting, payroll and tax administration, lease and acquisition administration, direction for procurement and logistics, purchasing and materials management, and systems and communications. Other general services include on and off-site bus transportation for employees and trash removal.

22.6.2 Human Resources

Recruitment and training of personnel, employee relations, benefits, and office administration will be an important G&A function. Included in this area is a contracted security force to protect

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assets and personnel and a transportation company with its own security to regularly pick up gold and silver doré. Medical services for employees and local area residents, provided by two contracted personnel, will be under supervision of G&A. Mechanical, electrical, and water maintenance and janitorial services for all non-operations areas will also be provided.

22.6.3 Environmental

Environmental management will include monitoring for compliance at all facilities, including water and air sampling and maintenance of an on-site nursery.

22.6.4 Public Relations

Government and local, state, regional and national public relations will be the responsibility of G&A staff. The management of the non-profit Cerro de San Pedro Foundation, established to provide assistance to the community, will also be administered by G&A staff.

22.6.5 Corporate Support

Any support from Metallica will be included in Metallica’s corporate costs and will not be charged to the project.

22.6.6 G&A Personnel

During the pre-production period, G&A personnel includes the functions described above plus a select group of process area personnel to support the construction and early assay efforts. There will be five expatriate positions in the G&A area during the pre-production period, including the General Manager, Mine Manager, Process Manager, Senior Mine Engineer, and Senior Geologist. Additional personnel required for contracted services occur as a service cost, rather than labor.

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The positions that are in the G&A area for full operations are shown in Table 22.9.

Table 22.9 – G&A Positions

Position	Number of Personnel

General Management
General Manager	1
Mine Manager	1
Process Manager	1
Administration Manager	1
Environmental Coordinator	1
Projects Engineer	1
Administrative Assistant	1
Receptionist	1
Administration
Human Resource Manager	1
Safety/Security Supervisor	1
HR Representative	1
Information Supervisor	1
Secretary	2
Sr. Accountant	1
Cost Accountant	1
Accounting Clerk	1
Payroll Clerk	1
Office Messenger	1
Purchasing Agent	1
Warehouse Supervisor	1
Warehouse Helper	1
Janitor/General	2

Total G&A	24

22.6.7 G&A Costs

There are no capital costs associated with G&A, other than in the Owner’s Costs during the pre-production construction period. Light vehicles, survey equipment, mine planning software, and office equipment will be purchased prior to the start of construction and, therefore, are not included in the capital budget.

22.7 Environmental and Permitting

Baseline environmental investigations and evaluation of impacts were conducted during the period 1996-1997. These tasks were completed in order to collect critical information that was required to assess impacts and to assist in the development of appropriate mitigation plans.

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The Manifestacion de Impacto Ambiental (MIA – Environmental Impact Statement) was submitted by MSX in October 1997 to the Secretaria de Medio Ambiente Recursos Naturales y Pesca (SEMARNAP – Secretariat of the Environment, Natural Resources, and Fisheries). Subsequently, an MIA resolution was issued in February 1999 by the Instituto Nacional de Ecologia (INE – National Institute of Ecology), which set forth conditions for environmental protection and approval of the MIA. A subsequent amendment to the MIA was submitted by MSX in April 2001 and modified approvals were received in September 2001.

Development of a series of responses and environmental-related plans, as required by MIA resolution, are underway and will continue through the operational and closure phases of the project. In addition, all other necessary permits to begin construction and operations have been granted by the corresponding state and municipal authorities.

MSX has also developed baseline socioeconomic information and established plans to mitigate effects and enhance the socioeconomic status of inhabitants in the communities.

22.7.1 Environmental Baseline

Water Quality

Because there are no perennial streams and groundwater is limited or deep within and adjacent to the project area, there is little risk of impacting any surface or groundwater. With the arid climate and low precipitation in the region, there is low potential for production of large volumes of seepage from within the spent leach pad, mine open pit, or the waste rock facility.

Potable water in the SLP Valley is contained in either permeable alluvium, conglomeratic to sandy rhyolite tuff, or fractured latite. Water quality testing in several wells within these aquifers show that metals and most other constituents are well below the maximum allowable limits. Limited deep groundwater is located in fractured limestone, porphyry, and latite beneath the project site, including the La Zapatilla heap leach area. No hydrogeological connection is believed to exist between the limited deep groundwater located near the project site and the down-gradient potable, uncontaminated SLP groundwater aquifers.

Water Supply

MSX will obtain its water supply from a well it recently drilled within the eastern limit of the potable SLP aquifers approximately 1.8 km southwest of the process plant/western edge of the leach pad. Drawdown modeling of the effects of average pumping from this location for required Cerro San Pedro project water required shows that the surrounding potable aquifers will not be impacted. MSX is purchasing water rights to support the project. The company has also committed to evaluate alternative sources of water, i.e. industrial gray water when and if available, during the course of project operations.

Rock Geochemistry

A number of routine static-type acid-base accounting tests were conducted to determine if rock types present at Cerro San Pedro had the potential for acid generation. As expected, limestone rocks (the major waste rock type) have substantially high neutralization potential, while porphyry rock types (the major rock type) have the potential to produce acid depending on the amount of contained sulfide-bearing minerals. Further kinetic (humidity cell) testing was performed on the three porphyry rock types. This test work indicates that Porphyry Oxide (the majority of porphyry rock type mined as ore and waste) generates weakly acidic to slightly alkaline leachate with limited release of metals. Porphyry Mixed and Sulfide types, however, produce moderate

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to high acidic leachate with relatively high release rates of contained metal. The potentially acid generating (PAG) material will be mixed with acid neutralizing material during operations in order to mitigate the potential for producing an acid mine drainage situation.

In addition MSX has also committed to mitigating impacts associated with previous or historical mining operations. The mitigating measures include the removal of historical waste rock along the Cerro San Pedro streambed and placement within the planned waste dumps and removal of the cyanide leached material from the recent vat leach operation. This material will be relocated to the lined leach pad once it is constructed.

Biological

Three main vegetation types exist in the project area, all typical of plant communities established in an arid climate, hilly terrain and soil derived from limestone bedrock. These plant communities are characterized by Yucca species and some large and small cactus in the north half of the project area and with more abundant large and very thorny cactus species in the south and west portions of the project area. Over 100 vegetation species were identified in the project area. Three of these species found throughout the project area (all cactus) are considered endangered, rare, and subject to special protection.

Wildlife is limited by the natural characteristics of the project area, primarily the arid climate and low vegetation production. Several bird species typical of desert areas are present and the State of SLP also falls within an important migration route for waterfowl (particularly ducks). Five species within the project area are considered endangered and/or protected and include the sparrow hawk, rattlesnake, whipping snake, desert turtle, and viper snake.

A green house has been built to provide an environment where vegetation that will be used during reclamation can be grown from seed. Additionally, a botanic garden has been established to provide an area to transplant and protect vegetation that has been removed from the areas that are impacted by the construction of the site facilities. These areas will also provide opportunities to study the species and promote their propagation.

Archaeological/Historical

Historical buildings and monuments, including two churches, are common in the village of Cerro de San Pedro, and authorities have established a protection zone to ensure that these are preserved. The church closest to the proposed pit, the San Pedro Apostol church, has already suffered structural damage due to uneven settling of its foundation and poor maintenance over the years. A series of studies and tests have taken place, led by state authorities and supported/assisted by MSX, to determine means to stabilize and rehabilitate the church. In addition, a civic foundation was established by MSX to protect and restore the churches and other historic buildings in town for future generations.

22.7.2 Environmental Permitting

The MIA was based on development of the Cerro San Pedro project, with an impacted area of 373.4 hectare (ha). The subsequent modifications include an area that is reduced from the area that was proposed under the MIA. Table 22.10 compares the size of the areas to be impacted.

In addition to identifying baseline conditions, the MIA and MSX have also identified areas of potential environmental impacts and related mitigation strategies. The MIA Resolution documents these areas of impacts and presents a schedule for submission of plans and studies

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for their mitigation in order to obtain final MIA authorization. The following section summarizes the overall environmental management plan that addresses prevention and protective measures to be taken during construction and operations included in these submittals.

Table 22.10 - Comparison of Impacted Areas in MIA, Modified MIS, and
Development Plan

			Development
	MIA	Modified MIA	Plan

Description	Has	Has	Has

Open Pit Mine Area	67.58	63.0	63.1
Waste Rock Dumps	178.00		103.3
Leach Pads	98.44	88.45	88.3
Solution Ponds	1.00	—	40.4
Recovery Plant	3.50	0.18	1.7
Buildings	0.18	—	2.4
Access Roads, Diversion Ditches, Parking	10.58	29.39	5.0
Haul Road			11.4
Crushing Station, Conveyor Belt	4.28
Magazines	0.68		0.68
Nueva La Zapatilla	9.15	9.15	9.15
Total	373.39		325.43

22.7.3 Environmental Management

Vegetation and Wildlife

To ensure protection of the biological resources of the area, particularly the three protected cactus species, MSX will rescue and protect these species (and others that will improve subsequent reclamation success) prior to operations. At the end of operations, these species will be re-established at properly prepared sites. Wildlife species, particularly birds, will be protected from any hazardous ponds by using floating balls or nets to exclude birds. MSX will also establish sources of fresh water for wildlife.

Materials Management and Safety

All materials will be managed utilizing plans to prevent accidents and spills and to protect the safety of workers and the public. A plan for proper explosive handling and measures to ensure the safety of workers and any inhabitants or visitors in the safety buffer zone is crucial. Blasting will occur only during the daytime, to minimize disruption and impact to the village of Cerro de San Pedro. Contingency plans will also be developed to address any emergency situations.

Waste Management

A plan to encapsulate potentially acid generating (PAG) waste rock will be incorporated into a waste rock management plan. MSX will conservatively classify Porphyry Oxide waste rock as PAG along with Porphyry Mixed and Sulfide to ensure there is no miss-classification of PAG during operations. Based on the mine schedule, the dump material will be comprised of a limestone (neutralizing/acid consuming) to porphyry (acid generating) waste rock ratio of 14:1. The dump is also constructed on limestone bedrock. Of the significantly lower proportion of PAG material in the dump, nearly 60 percent is Porphyry Oxide, which will contribute very little to acidity. Because of the very high proportion of limestone, the selective handling, placement,

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and isolation of PAG material within the dump will prevent oxidation of sulfides and generation of acid rock drainage. Water balance modeling indicates that little or no effluent is expected to emanate from the waste rock dump.

Because groundwater is significantly below the mine pit, the only contribution to water in the pit will be from precipitation and run-off from surrounding areas. Based on the current design, the maximum accumulation of pit water is estimated at a depth of 5 m following a large storm event. A total of 50 percent of pit exposures (primarily in pit walls) is comprised of limestone with high neutralization potential. Of the remaining 50 percent (primarily the pit floor), over half is Porphyry Oxide and the remainder is Porphyry Mixed and Sulfide. The overall arid conditions and deep groundwater at Cerro San Pedro should contribute to a low potential for development of an extensive acid lake in the open pit.

Studies will be conducted during operations to determine if spent ore on the leach pad will have the potential to generate acid leachate upon closure. The control of heap solutions and leachate is discussed under water management.

Hazardous wastes, such as lead-acid batteries, solvents, spent laboratory chemicals, etc. will be collected and properly disposed in an approved off-site facility. Non-hazardous (solid) wastes such as domestic garbage, sewage, construction debris, and plastic will be managed using waste minimization, on- and off-site recycling, or burial in an off-site disposal facility. Other industrial wastes such as scrap steel, used rubber, or empty plastic drums may be made available for resale, or returned to the supplier.

Water Management

The potential impacts to water at the site will be managed during operations and post-closure in several manners. Potable water will be conserved, particularly with regard to the closure strategy of detoxifying/depleting heap solutions by recirculation/evaporation of solutions versus rinsing with fresh water. Collection of natural run-off into operational facilities (the pit, dump, and leach pad) will be limited by diversion structures, thereby decreasing the potential to generate leachate and/or acid rock drainage. During operations and post-closure, cyanide heap solutions and/or any potential residual leachate will be isolated from the underlying bedrock by a geo-synthetic liner system. Other operational controls include systems to monitor any potential solution leakage from the pad.

Air Quality and Noise Management

An air quality management plan will include measures to minimize air emissions from major sources (fugitive dust from haul trucks and air-borne metals from the Merrill-Crowe recovery plant). The effects of noise generated by blasting will be minimized through appropriate scheduling. Employees will be required to wear hearing protection in areas where noise exceeds safe levels. Monitoring of all blasts will be performed at the San Pedro Apostol church to ensure that vibration and air blast levels stay within the allowable standards.

Monitoring

Monitoring activities will be performed according to internationally accepted standards and the requirements of SEMARNAP. Identifying changes that could take place in the environment due to project development; evaluating effectiveness of preventive and control measures; and ensuring compliance with environmental regulations will be the main objectives of the monitoring program.

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22.8 Reclamation and Closure

The closure strategy for the Cerro San Pedro project has been developed with the specific objective of leaving the land in a useful, safe and stable configuration capable of supporting native plant communities, wildlife habitat, watershed functions, and limited livestock grazing. A closure strategy summary is presented in Figure 22.9. The closure strategy and costs are taken from the September 1999 Final Reduction and Closure Plan submitted to the Environment, Natural Resources, and Fisheries Ministry by MSX.

Bonding estimates have been submitted and agreed to with SEMARNAT, however, no bond has been posted at this time. The estimated bonding cost has been included in the project capital.

22.8.1 Heap Leach Facility

The heap leach facility closure objective is the chemical and physical stabilization of the spent ore pile. Anticipated closure activities for the heap include detoxification and depletion of the heap effluent through volatilization/evaporation during recirculation of solution, growth medium placement of approximately 20 cm of soil on the top and side slopes of the heap, revegetation by transplanting seedlings and cuttings of native species, and monitoring to evaluate success. A finite quantity of residual effluent may require disposal, but passive disposal techniques (such as a Biopass system) are anticipated. Recontouring of the heap side slopes may be necessary to ensure long-term stability of applied cover soil, which would also require installation of additional geosynthetic liner around the leach pad to accommodate regrading. Historic mine waste dumps (tailings) will have been removed during operations and disposed of within the heap.

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Figure 22.9 – Closure Strategy PPT

PIT	HEAP LEACH PAD	WASTE ROCK DUMP

•	Storm water run-on diversion.	•	Storm water run-on diversion.	•	Storm water run-on diversion.
–	Along pit perimeter.	–	Upgradient of dump.
–	Potential additional in-pit	•	Evaporation of solution.
diversion.	–	Using spray emitters.	•	Placement of historic mining
waste, spent ore and tailings in
•	Passive chemical treatment.	•	Natural attenuation.	dump and/or leach pad.
–	Of pit water using on-site	–	Of cyanide during
limestone backfill.	evaporation/volatilization/re-	•	Selective handling of PAG
carbonation.	materials (only 7% of waste
•	Pit slope stabilization.	rock).
–	Operational/final	•	Depletion of entire heap solution	–	During operations to
geotechnical assessment to	inventory within 4 years.	encapsulate completely in
maximize long-term	alkaline-generating
stability.	•	Incorporate kinetic testing results	limestone waste.
of spent ore after year 2
•	Limited revegetation around	operations to determine any need	•	Control of erosion on dump
crest.	for ARD management.	surface with construction of
moisture collection basins and
•	Passive treatment using BioPass	limited recontouring of surface
system if needed to meet water	drainages/slopes.
discharge limits for land
application.	•	Refinement of modelling upon
closure which currently shows
•	Subsurface land application of	little or no leachate
any potential long-term residual	development.
seepage.
•	Inherent passive chemical
•	Limited surface recontouring to	treatment and mixing of any
maximize run-off, minimize	PAG leachate with limestone
erosion, and encourage	leachate at 1:14 rock mass
revegetation.	ratios (i.e., overall 1:175
acid/neut ratios).
•	Infiltration barrier placement of
20 cm of cover soil.	•	Revegetation with rescued/
protected species and other
•	Revegetation with rescued/	selected species at micro-sites.
protected species and other
selected species.

[Additional columns below]

[Continued from above table, first column(s) repeated]

POST-CLOSURE
			ANCILLARY MINE				MONITORING AND
PIT			FACILITIES		REVEGETATION		MAINTENANCE

•	Storm water run-on diversion.				•	Incorporate results of soil	•	Soil erosion inspection.
	–	Along pit perimeter.	•	Removal/salvage of processing		building and revegetation
	–	Potential additional in-pit		facilities and/or on-site burial of		studies conducted during	•	Monitoring.
		diversion.		non-hazardous, non-salvageable		operations to maximize		–	Revegetation
				components.		reclamation success at all			performance.
•	Passive chemical treatment.					facility areas.		–	Presence/absence of
	–	Of pit water using on-site	•	Return administrative/process/					seepage from heap pad
		limestone backfill.		shop/warehouse buildings to					and waste rock dump.
beneficial economic use of
•	Pit slope stabilization.			community where desirable or			•	Monitoring/maintenance
	–	Operational/final		remove/salvage.				of post-closure seepage
		geotechnical assessment to						management systems for
		maximize long-term	•	Revegetation of the footprint of				heap pad, if necessary.
		stability.		all affected areas with rescued/
				protected species and other			•	Reporting information to
•	Limited revegetation around			select species.				regulators.
crest.

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22.8.2 Mine Waste/Waste Rock Dumps

The waste rock disposal site closure objective is primarily the physical stabilization of the facility. Reclamation activities at the waste rock dump are expected to be limited to selective topsoil placement, revegetation and monitoring reclamation success. A limited quantity of growth medium application is anticipated because of the limited quantity of growth medium available from the facility footprint. Revegetation efforts will focus on growth medium placement in microsites, and primarily consist of transplanting mature plants in the manner described for the heap area. Revegetation of the dump side slopes will rely on volunteer invasion by native plants over a long time period. Potentially acid-generating (PAG) waste rock will be isolated within the crest confines of the dump in accordance with the waste rock management plan, within areas where vegetation may be established to inhibit deep infiltration. Existing historic waste rock within and adjacent to San Pedro Creek will have been removed during operations and placed within the waste rock dump.

22.8.3 Mine Pit

The mine pit closure objective is primarily one of securing the site. Key activities involve installing a barbed wire fence around the perimeter of the pit to prevent access by people, livestock, and wildlife. A perimeter diversion ditch is planned to limit surface water flow into the pit. To mitigate the potential for acid drainage in the pit floor where storm water may periodically accumulate and dissipate, partial backfilling with a small quantity of limestone waste rock has been accounted for in contingency costs. Limited revegetation efforts are anticipated around the pit crest in selected areas where visibility is a factor. Monitoring of the revegetation efforts and inspection of the fencing and ditch will be conducted in coordination with monitoring of the reclaimed heap.

22.8.4 Infrastructures

All other site facilities have been categorized under infrastructure and include roads, buildings, process facilities and any other foundation pads, tanks and pipelines. Reclamation objectives include the removal of any environmental liabilities and the return of the site to a condition that resembles pre-mining conditions or restores productivity. All salvageable items will be removed from the site. Potentially hazardous items will be disposed of in a licensed facility. Remaining items that are inert may be either demolished and buried on site in a construction debris landfill or buried in place. Particular structures may be preserved and donated to the local municipality for use by the community. Roads that will not be required after mine closure will be regraded and revegetated to approximate pre-mining conditions.

22.8.5 Closure Costs

All costs associated with closure and reclamation activities are considered capital costs and are summarized in Table 22.11. The closure costs will be built up in a reclamation account during the production years.

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Table 22.11 - Closure and Reclamation Costs

Facility/Activity	Year 9	Year 10	Year 11	Year 12	Total

Leach Pad
Detoxification/pumping		200,000	200,000		400,000
Passive treatment		75,000	75,000		150,000
Physical stabilization:
Geosynthetic liner			250,000	250,000	500,000
Slope regrading			630,600	900,000	1,530,600
Coversoil placement			220,000	228,000	448,000
Revegetation:
Soil building				25,000	25,000
Planting			58,200	120,000	178,200
Subtotal		275,000	1,433,800	1,523,000	3,231,800
Waste Rock Dump
Physical stabilization:
Topsoil placement	30,800				30,800
Revegetation:
Soil building	100,000	78,000			178,000
Planting	100,200	60,000			160,200
Subtotal	231,000	138,000			369,000
Mine Pit
Pit floor backfilling w/ls	21,000				21,000
Institutional controls:
Imp. Run-on diversion	1,100				1,100
Perimeter fencing	5,900				5,900
Revegetation/planting	10,000	10,000			20,000
Subtotal	38,000	10,000			48,000

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Table 22.11 - Closure and Reclamation Costs

Facility/Activity	Year 9	Year 10	Year 11	Year 12	Total

Infrastructures
Demo/salvage/removal	80,000	20,000			100,000
On-site disposal	40,000	10,000			50,000
Road recontour/reclam	20,000	20,000	7,500		47,500
Rehab disturbed areas	26,000	20,000	10,000		56,000
Subtotal	166,000	70,000	17,500		253,500
TOTAL	435,000	493,000	1,451,300	1,523,000	3,902,300
Contingency (10%)	43,500	49,300	145,100	268,200	390,200
TOTAL	478,000	542,300	1,596,400	1,675,300	4,292,500

The schedule for completing the closure activities is controlled by the requirements contained in the MIA, specifically that completion of site reclamation shall be within four years of final processing. This timeframe allows for the depletion of heap effluent using evaporative recirculation without a need for external management facilities. A two-year period of continued, but slowly reduced, solution flow through the heap is anticipated following the last placement of ore on the heap. The majority of the available precious metals should be recovered from the heap at the end of this two-year period, which would coincide with the conclusion of formal processing at the project. Formal reclamation and closure activities of the heap will then be initiated, starting with a two-year period of enhanced solution loss through evaporation and natural attenuation. At the end of this two-year period (Years 9-10), the residual solution should be totally drained from the heap. Following this period, the heap will be regraded, coversoil applied, and the heap revegetated and the process and recovery equipment removed. Reclamation and closure activities of the majority of the site buildings, the open pit, and the mine waste dump will be initiated starting immediately after the conclusion of mining. Annual monitoring would be conducted thereafter to ensure the successful development of vegetative communities and check the general physical stability of the reclamation measures.

22.9 Socioeconomic Programs

The development of the Cerro San Pedro Project required the relocation of the 21 families that lived in the village of La Zapatilla to make room for the leach pad. In addition, the open pit mining operations will take place adjacent to the village of Cerro San Pedro where 24 families live as permanent residents. Of these families, 20 in La Zapatilla village were relocated to a new village, Nueva La Zapatilla, which was built by MSX approximately 2 km southwest of the original La Zapatilla village. Others chose to be relocated to new housing built by MSX within

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the village of Cerro de San Pedro. Other families were compensated to relocate to other sites of their choice. Housing, other community infrastructure, and municipal services was provided at or above the current standard of living conditions. As part of the community infrastructure provided by MSX, a school that can accommodate up to 40 children was built at Nueva La Zapatilla. Formerly, school children from La Zapatilla attended school in Portezuelo, 6 km away.

The Cerro San Pedro project will create approximately 178 jobs during normal operations, with up to 420 jobs during construction. MSX has established a policy to give preferential hiring consideration to people from communities nearby the project, providing direct improvement of economic status to many families. MSX has also committed to assist in the sustainable economic and social development of the area surrounding the project, including the villages of Cerro de San Pedro, Cuesta de Campa, Monte Caldera, and La Zapatilla. An urbanization plan for this area has been developed that considers the baseline socio-economics and the future benefits that the project will generate. A non-profit foundation has been established by MSX to administer funding that MSX will provide for the preservation of the village of Cerro de San Pedro and donate assistance for the community. The foundation will be structured to require community participation and be self-sustaining for the long term. Programs the foundation will support include preservation of the two historical churches in Cerro de San Pedro, promotion of tourism by establishing cultural programs, and development of conservation programs such as the botanical gardens and self-sustaining cottage industries that will be compatible with tourism in the area.

22.10 Operations, Organization and Work Schedule

The Cerro San Pedro Project will employ a traditional organizational structure and is divided into three primary areas - Mining, Processing, and General Services and Administration (G&A). The Mining will be performed by a contractor, while the Processing and G&A functions will be handled by MSX. The number of expatriate employees will be kept to a minimum. An overall project organization chart for MSX is presented in Figure 22.10, with an (x) denoting an expatriate position.

All expatriate and national employees, both salaried and daily paid, will be employed by Servicios del Plata y Oro S.A. de C.V. (SPO), a subsidiary of Raleigh Mining International Ltd., which is a wholly-owned subsidiary of Metallica Resources, Inc. SPO will supply employees to MSX under a services agreement. This arrangement will consolidate all employees under one Mexican company.

22.10.1 Work Schedule

The work schedule for the Cerro San Pedro Project is based on compliance with Mexican Federal labor law, minimizing the amount of overtime pay and minimizing the amount of work performed on Sundays. The mine will operate Monday through Saturday only, while the processing facility will operate seven days per week. Management staff will normally work day shift only, five or six days per week. Some supervisory and/or technical staff will work day shift only, while shift supervisors work a shift rotation schedule, the same as the daily paid employees. After operating experience is gained, it is assumed that the workers on shift rotations will rotate shifts in two to four-week intervals.

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22.10.2 Employee Salaries and Benefits

Labor rates used in the cost estimates are based on recent wage and salary surveys conducted in the SLP area for similar work including equipment operation, maintenance, and support staff positions. Non-expat base salaries range from $8,000 to $55,000 per year and daily paid labor rates range from $3,000 to $6,500 per year. Benefit burdens, as a percentage of base salary, are 30 to 60 percent depending on the position.

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Figure 22.10 - Organization Chart

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22.11 Construction Execution

The project will be constructed utilizing two primary contractors. One contractor will have responsibility for mine development and haul road construction, the other will be contracted to design and construct the leach pad, plant, utility and administrative facilities.

The MSX project manager will oversee all construction activities at the Cerro San Pedro project.

The Mining Contractors (Washington Group) define the design for the mine truck shop. A subcontractor will do the detailed engineering and construction of the shop. The explosives magazines will be provided by an explosives contractor. The water and fuel storage tanks and supply lines will be designed and constructed by MexTICa, as will the power lines and transformers.

The Plant Facilities contractor (MexTICa) will be headed by a construction manager and will consist of expatriate and Mexican Nationals in positions of project management, field engineering, field supervision, project controls, material management and subcontract administration. The plant facilities construction management team will be responsible for the management and administration of subcontractors during the performance of the work and to insure compliance with specified quality requirements. Subcontractor costs and schedules will be monitored and activities managed to insure timely completion of work within budgets.

The Project Facilities contractor will also be responsible for managing a subcontract for engineering of the plant. MexTICa’s team will provide management support to the engineer in areas of schedule, constructability reviews, cost monitoring and quality issues. Procurement of plant equipment for the facility will be managed jointly by MexTIca and the engineer.

Mexican subcontractors will perform significant portions of the construction work for the process plant including; power transmission lines and substation, site earthwork, grading and drainage, fencing, HDPE liner, field erected tanks, buildings and architectural finishes, HVAC, architectural finishes and other small infrastructure packages. These major construction subcontracts will be awarded on a lump-sum basis and will include requirements for contractor performance with regard to schedule, specifications, procurement, quality control and quality assurance, safety and environmental compliance, hiring and security.

The remaining elements of the work will be self-performed by the plant facilities contractor. These activities include; structural excavation and backfill, foundations, underground and above ground piping, steel erection, equipment installation, grounding, process electrical and controls, leach system piping, systems testing and miscellaneous duties relative to the project.

The labor force for the direct hire work will be comprised of experienced Mexican craftsmen supplemented with local labor. Lunch service and bussing to a connection point on the San Luis Potosi public transportation system, will be provided by the contractors. Medical service will be provided by MSX for the project.

Construction equipment for the project will be rented or leased from the local area and be required so meet contractor safety and maintenance requirements.

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The plant facilities construction management team will contract with equipment vendors for technical representative support services to advise contractor during most major mechanical equipment installations as required. MexTICa will manage the Quality Assurance (QA) program with in-house staff during plant facilities work. The liner manufacturers technical representative will be on site as required and specifically during the initial installation of the liner at the leach pad and solution ponds to inspect bedding surface and advise regarding correct installation procedures and seam testing. The construction management team will establish procedures and work methods with its managers and in consultation with the MSX environmental coordinator to ensure the protection of the environment, as required under the MIA conditions. A detailed plan and schedule for testing, start-up and turnover will be prepared by the construction management team. The team will work closely with the MSX operating personnel to ensure proper testing, safety, training and operating procedures. As construction progresses, MSX operating personnel will provide additional support relating to environmental matters, permitting, and communication with different local and federal agencies.

The work hours for the mining contractor will generally be 10 hours per day, 6 days per week. The facilities contractor will work 48 hrs per week 9 hrs per day, 5 days per week and 3 hours on Saturday.

The summarized construction schedule by activity is presented in Table 22.12

Table 22.12 - Summarized Construction Schedule

Major Activity	Initiation	Duration (Months)	Completion

Full Notice to proceed	January 04
Negotiate/Award Construction Contracts	August 03	5	January 04
Mobilize Mining Equipment	August 03	5	January 04
Access Road/Haul Road Construction	January 04	3	April 04
Mine Pre-stripping	January 04	4	May 04
Ore from Mine	May 04	7	November 04
Ore on Pad	August 04	4	November 04
115 Kv Transmission Line	January 04	7	August 04
Main Substation 115kV / 13.8 kV	February 04	6	July 04
13.8 kV distribution	February 04	5	June 04
Heap Leach Pad/Ponds	April 04	4	August 04
Raw Water Supply & Distribution	March 04	6	August 04
Process Building/Slab	May 04	3	July 04
Process Plant Installation	July 04	2	October 04
Office & Lab Building	June 04	3	August 04
Construction Complete			October 04
Process Startup	October 04	1	November 04

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22.12 Operating Cost Estimate

The operating cost estimate for the project includes:

•	Mining costs.

•	Processing costs.

•	General and administrative costs.

22.12.1 Mining Costs

The mining will be performed by a contract mining company. The cost of the contract mining, including fuel averages of $2.09 per tonne of ore or approximately $132 per equivalent ounce of gold, based on a contract mining proposal from Washington Group International.

In addition to the costs associated with contract mining, MSX has a small staff to supervise the mining contract and to perform the ore control functions. The cost associated with the MSX staff is $299,000 per year, which equates to $0.04 per tonne of ore or $2.80 per equivalent ounce of gold as a life-of-mine average. The cost of water is about $187,000 per year or $0.03 per tonne of ore and $1.63 per equivalent ounce of gold. Table 22.13 summarizes the mining operating costs.

Table 22.13 - Mining Operating Cost Summary

		average $ / oz Au
	Average $ / tonne ore	equivalent

WGI	$1.62	$101.77
Fuel	$0.45	$28.17
Mine Operations Labor	$0.04	$2.80
Water	$0.03	$1.63
Total	$2.11	$134.38

22.12.2 Processing Costs

Processing costs include the following costs:

•	Power.

•	Reagents.

•	Labor.

•	Water.

•	Operating and maintenance supplies.

These costs are presented in greater detail below and summarized in Table 22.14.

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The cost of power is based on costs from Comisión Federal de Electricidad (CFE), the government-owned electric utility company in Mexico. The power cost is calculated based on base rates, hours of usage and demand charges. The average cost per kilowatt-hour is $0.065. Power accounts for approximately 9 percent of the process operating costs.

The cost of labor and an organization chart have been provided by MSX. A total of 47 people will operate the plant and support the process recovery operations. The annual operating cost is approximately $590,000 or, roughly, 7 percent of the processing budget.

Operating and Maintenance supplies include the cost of piping and irrigation supplies for the heap leach operation, propane, pump parts, laboratory operating costs and maintenance supplies. The costs are estimated to be 10-percent of the cost of reagents, power and process labor on an annual basis, which is, then, 9 percent of the total process operating costs.

Reagents account for nearly 70 percent of the processing costs with sodium cyanide and lime costs accounting for almost 90 percent of the total cost of reagents. Predicted reagent consumption is based on metallurgical testwork and historical operating data from other large Merrill-Crowe heap leach operations. Updated budgetary quotes have been solicited for the majority of the reagents, including cyanide and pebble lime. The cost of reagents increases sharply in Years 6, 7 and 8 when the majority of the porphyry mixed and porphyry sulfide ores are mined and leached. These ores consume more than three times as much lime as the average consumption rate and twice as much sodium cyanide as the average consumption rate.

Table 22.14 - Process Operating Cost Summary

		average $ / Au
	average $/tonne	equivalent oz

Power	$0.10	$6.34
Reagents	$0.68	$43.01
Water	$0.03	$2.03
Labor	$0.08	$5.28
Operating and Maintenance Supplies	$0.09	$5.46
Total US$	$0.98	$62.13

22.12.3 General and Administrative (G&A) Costs

The G&A costs include labor costs for General Management and Administration personnel as well as all overhead costs associated with the operation of the Cerro San Pedro Mine. These costs also include the cost of shipping and refining the doré that is produced at the mine. Metallica and Mineral San Xavier provided most of the costs. An updated budgetary proposal for refining charges was solicited from Johnson Matthey in Salt Lake City, Utah.

The G&A costs average $0.38 per tonne of ore and $24.02 per equivalent ounce of gold over the life of the mine. Table 22.15 summarizes the G&A costs for this project.

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Table 22.15 - G&A Operating Cost Summary

	Average Cost		average $/oz Au
	per Year (US$)	average_$/tonne	equivalent

General Management	$585,438	$0.10	$6.09
Administration	$223,299	$0.04	$2.32
Owner’s Costs	$822,020	$0.13	$8.55
Doré Shipping and Refining	$677,222	$0.11	$7.05
Total	$2,307,957	$0.38	$24.02

The average operating costs for the life of the mine are summarized in Table 22.16 and shown graphically in Figure 22.11.

22.12.4 Summary of Operating Costs

Table 22.16 - Summary Of Operating Costs

	Average Cost		average $/oz_Au
	per Year (US$)	average_$/tonne	equivalent

Processing	$5,970,212	$0.98	$62.13
General &Administrative	$2,307,957	$0.38	$24.02
Mining Costs	$12,912,046	$2.11	$134.38
Total, US$	$21,190,215	$3.47	$220.53

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Figure 22.11 - Summary of Operating Costs

22.13 Capital Cost Estimate

The total capital cost for this project is summarized in Table 22.17, which is included below.

Table 22.17 - Capital Cost Estimate

Area	Description	Cost, US$000

Mine	ROM Haul Road & Pit Access	1,437
	Contract Miner Mobilization	776
	Capitalized Prestrip	6,161
	Total Mine	8,374
Process Facilities	Leach Pad & Solution Ponds	4,174
	Process Equipment, Spares, Process Bldg.	3,261
	Lime Silo	172
	Laboratory Eq.	223
	Total Process	8,371
Admin & Infrastructure	Concrete/Site Grading & Roads	243
	Lab, Office & Guard	716
	Security/Fencing	195
	Water Supply, Storage & Distribution	333
	Power Supply & Distribution	2,533
	Total Admin & Infrastructure	4,019
Indirects	CM/Construction Indirects	1,133

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Table 22.17 - Capital Cost Estimate

Area	Description	Cost, US$000

	Engineering/QAQC	691
	Overhead and Fee	1,365
	Fuel	1,378
	Owner’s Cost	2,631
	Total Indirects	7,199
	Contingency	238
TOTAL		28,201

Washington Group International prepared the mine development cost estimate and TIC estimated the costs for heap leach facilities, the refining and process plant, plus all associated utilities such as fire protection, potable water, sanitary sewers, an electrical substation and electrical power distribution, lime handling, roads and parking areas, storm drainage, and raw water distribution systems.

22.14 Economic Evaluation

22.14.1 Basis of Estimate

This section presents a summary of the project’s financial analyses, as well as information on anticipated project preproduction and development costs, working capital, and taxes. This information has been formulated into an economic model that evaluates the project’s financial criteria on an after-tax basis using constant dollars (first quarter 2003). Metal prices of $350 per ounce of gold and $5.00 per ounce of silver were used in the base case evaluation. Sensitivity analyses evaluating the impact of varying project capital and operating costs as well as the gold price have been developed. Traditional financial evaluation criteria, such as internal rate of return (IRR) and net present value (NPV), have also been calculated. The project analysis covers project development and construction startup in January 2004 through operation and closure in 2014, or year 10 of operations. Project costs in 2003 are in the Metallica operating budget and are not included in the project economics.

22.14.2 Review of Significant Project Information

A total of 135.1 million tonnes of material will be mined and 61.1 million tonnes of ore will be processed at Cerro San Pedro over a mine life of 8.3 years, at an average heap stacking rate of 24,000 tonnes per day or approximately 7.5 million tonnes per year. The grade of gold and silver is reasonably stable over the life of the mine, as shown in Table 22.18. The mined grade and process recoveries have a major influence on the overall operating cash cost per ounce of gold, silver, and gold equivalent produced. In addition, the waste/ore ratio varies somewhat over the life of the mine, which also impacts the overall cash operating costs.

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Table 22.18 - Mine Production Schedule

	Ore	Gold Grade	Silver Grade	Waste	Total	Strip
Project Period	ktonnes	g Au/t	g Ag/ t	ktonnes	ktonnes	Ratio

Pre-production	551	0.94	45.20	6,701	7,252	12.2
Year 1	5,500	0.66	24.97	14,700	20,200	2.7
Year 2	7,500	0.60	31.21	12,700	20,200	1.7
Year 3	7,500	0.56	24.07	12,700	20,200	1.7
Year 4	7,500	0.57	21.55	12,700	20,200	1.7
Year 5	7,500	0.50	22.84	10,400	17,900	1.4
Year 6	7,500	0.59	24.63	2,250	9,750	0.3
Year 7	7,500	0.74	27.49	800	8,300	0.1
Year 8	7,500	0.54	17.87	925	8,425	0.1
Year 9	2,521	0.33	12.10	198	2,719	0.1
Total	61,075	0.59	23.99	74,074	135,149	1.2

Gold and silver recoveries are estimated to average 63 percent and 36 percent, respectively, through the end of active mining. However, recirculation of heap solutions will be required for depletion and detoxification and some residual metal recoveries will result in additional precious metal production through Year 10 but are not considered in the economics at this time.

22.14.3 Economic Model

The economic model used for financial evaluation of the Cerro San Pedro Project is based on an in-house derived spreadsheet generated using Excel software. The model is quite flexible and accounts for yearly variations in material mined and processed, recoveries, operating costs, and capital expenditures. From these input areas, the model generates cash flow estimates on an annual basis. Mexican tax laws are applied as well as appropriate depreciation and amortization rates. The impact of Value Added Tax (VAT) on purchases as well as a tax credit for diesel fuel purchased and use of tax loss carry-forwards are also included in the model.

A pro forma income statement and cash flow statement are included at the end of this section in Tables 22.21 and 22.22. Sensitivities to gold price, capital cost, and operating costs are presented in Table 22.23 and shown graphically in Figures 22.12 and 22.13.

22.14.4 Precious Metal Production

A summary of gold, silver, and gold equivalent production by year is provided in Table 22.19, with life-of-mine total recovered ounces of 721,689 ounces of gold and 16.32 million ounces of silver. As used in the economic evaluation, gold equivalent, for the base commodity price case, is defined calculated using $325 per ounce of fold and $4.60 per ounce of silver.

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Table 22.19 - Summary of Annual Precious Metal Production

				% Au
				Ozs of
		Ag Ozs	AU EQ	AuEq
	Au Ozs	(000)	OZS	Ozs

Total Contained Ounces	1,149,989	47,175	1,817,700	63
Estimated Annual Production
Year 1	63,779	1,580	82,142	74
Year 2	87,519	2,091	117,115	75
Year 3	91,831	2,076	121,214	76
Year 4	93,309	1,938	120,739	77
Year 5	83,897	2,008	112,318	75
Year 6	95,502	2,167	126,173	76
Year 7	108,541	2,466	143,444	76
Year 8	72,633	1,833	98,577	74
Year 9	23,126	645	32,255	72
Year 10	1,809	78	2,913	62
Total Project Life	721,946	16,882	960,891	75

22.14.5 Revenue and Cash Flow

A summary of mine net realization or revenue based on gold and silver sales, direct operating costs, operating cash flow, and operating cash cost per ounce on an annual basis is provided in Table 22.20.

Table 22.20 - Summary of Annual Net Revenue, Operating Costs,
Operating Profit,
and Cash Cost/Au Eq Ounce

	Net Revenue	Cash Operating	Operating Profit	Cash Cost
Year	(Au + Ag) ($000)	Costs ($000)	($000)	$/Au Eq

1	29,335	25,718	3,617	299
2	39,881	27,454	12,427	234
3	41,275	27,087	14,188	223
4	41,107	27,532	13,584	228
5	38,250	26,769	11,481	238
6	42,965	22,151	20,814	176
7	48,845	21,916	26,929	153
8	33,574	23,015	10,559	233

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Table 22.20 - Summary of Annual Net Revenue, Operating Costs,
Operating Profit,
and Cash Cost/Au Eq Ounce

	Net Revenue	Cash Operating	Operating Profit	Cash Cost
Year	(Au + Ag) ($000)	Costs ($000)	($000)	$/Au Eq

9	10,987	8,791	2,196	273
10	995	1,466	-471	503
Total	327,214	211,890	115,324	221

22.14.6 Economic Results

The results of the economic model are presented in Table 22.22. The traditional valuation criteria of internal rate of return (IRR) and net present value (NPV) at various gold and silver prices for the designed pit are shown on the Table.

At a gold price of $350 per ounce and $5.00 per ounce for silver, and assuming that the initial investment is 100% equity, the project yields a Net Present Value of $35.7 million at a 5% discount rate with a 23.6% Rate of Return.

22.15 Sensitivity Analyses

Sensitivities to changes in capital costs, operating costs and gold prices were evaluated on the base case, with changes of ± 10 and ± 20 percent being examined for costs for each of the gold prices considered. As seen in Table 22.23 below, at a given percentage variation in costs, the project is much more sensitive to changes in operating costs than capital cost. Figures 22.12 and 22.13 show graphically the sensitivity of project economics to variation of capital, operating costs and gold price.

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Table 22.21 – Base Case, Income Statement

CERRO SAN PEDRO PROJECT
GOLD PRICE = $350.00	BASE CASE
SILVER PRICE = $5.00	INCOME STATEMENT
(all US$ 000)

		Pre-Prod	Year 1	Year 2	Year 3	Year 4

REVENUES
Gold Produced	oz		63,778	87,518	91,831	93,309
Silver Produced	000 oz		1,580	2,091	2,076	1,938
Gold Revenue	$000		22,322	30,631	32,141	32,658
Silver Revenue	$000		7,898	10,454	10,380	9,691
Total Revenue	$000		30,220	41,085	42,521	42,349
Newmont Royalty	$000		589	801	829	826
Glamis Royalty	$000		296	403	417	416

Net Revenue	$000		29,335	39,881	41,275	41,107

OPERATING COSTS
Mining	$000		13,964	14,333	13,934	14,086
Processing	$000		5,599	6,774	6,887	7,166
G & A	$000		5,522	5,544	5,456	5,489
Transport & Refining	$000		633	803	810	782

Total Operating Costs	$000		25,718	27,454	27,087	27,523

NON-CASH COSTS
Depreciation	$000		6,467	1,753	5,718	1,753
Reclamation	$000		680	680	680	680

Total Non-Cash Costs	$000		7,147	2,433	6,398	2,433

TAXES PAYABLE (See Below)	$000		0	0	0	1,171

NET INCOME	$000		(3,531)	9,995	7,790	9,980

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	TOTAL

REVENUES
Gold Produced	83,897	95,502	108,541	72,633	23,126	1,809	721,944
Silver Produced	2,008	2,167	2,466	1,833	645	78	16,882
Gold Revenue	29,364	33,426	37,989	25,422	8,094	633	252,680
Silver Revenue	10,041	10,836	12,330	9,165	3,223	391	84,409
Total Revenue	39,405	44,262	50,320	34,587	11,317	1,024	337,090
Newmont Royalty	768	863	981	674	221	20	6,573
Glamis Royalty	386	434	494	339	110	9	3,303

Net Revenue	38,250	42,965	48,845	33,574	10,987	995	327,213

OPERATING COSTS
Mining	13,675	9,936	8,953	9,592	3,560	12	102,045
Processing	6,875	7,069	7,900	8,352	2,608	472	59,702
G & A	5,443	4,307	4,126	4,360	2,294	830	43,371
Transport & Refining	776	839	937	711	329	152	6,772

Total Operating Costs	26,769	22,151	21,916	23,015	8,791	1,466	211,890

NON-CASH COSTS
Depreciation	1,753	1,753	1,753	1,753	1,753	3,216	27,674
Reclamation	602	328	279	283	91	0	4,303

Total Non-Cash Costs	2,355	2,081	2,033	2,037	1,845	3,216	31,977

TAXES PAYABLE (See Below)	2,092	5,762	7,957	2,144	0	81	19,207

NET INCOME	7,033	12,970	16,940	6,378	351	(3,767)	64,139

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Table 22.22 – Base Case, Cash Flow Statement

CERRO SAN PEDRO
GOLD PRICE = $350.00	BASE CASE
SILVER PRICE = $5.00	CASH FLOW STATEMENT
(all US$ 000)

		Pre-Prod	Year 1	Year 2	Year 3	Year 4

SOURCES OF CASH
NET INCOME	$000		(3,531)	9,995	7,790	9,980
Depreciation	$000		6,467	1,753	5,718	1,753
Reclamation	$000		680	680	680	680

TOTAL SOURCES OF CASH	$000		3,616	12,428	14,188	12,413

USES OF CASH
Capital Expenditures	$000	28,201	0	0	3,965	0
Payment to Glamis	$000		2,500	2,500	0	0
Working Capital	$000		3,000	0	0	0
Vat	$000	1,351	(310)	14	135	(132)
Reclamation	$000		0	0	0	0

TOTAL USES OF CASH	$000	29,552	5,190	2,514	4,100	(132)

NET CASH FLOW	$000	(29,552)	(1,574)	9,914	10,087	12,546

Cumulative Net Cash Flow		(29,552)	(31,126)	(21,212)	(11,125)	1,421
IRR =		23.6%
NET PRESENT VALUE =		5.0%	10.0%	15.0%	20.0%

		35,714	22,028	11,927	4,327

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	TOTAL

SOURCES OF CASH
NET INCOME	7,033	12,970	16,940	6,378	351	(3,767)	64,139
Depreciation	1,753	1,753	1,753	1,753	1,753	3,216	27,674
Reclamation	602	328	279	283	91	0	4,303

TOTAL SOURCES OF CASH	9,389	15,052	18,972	8,415	2,196	(551)	96,116

USES OF CASH
Capital Expenditures	0	0	0	0	0	0	32,166
Payment to Glamis	0	0	0	0	0	0	5,000
Working Capital	0	0	0	0	0	(3,000)	0
Vat	(31)	(183)	(11)	41	(541)	(333)	(0)
Reclamation	0	0	0	0	0	4,303	4,303

TOTAL USES OF CASH	(31)	(183)	(11)	41	(541)	970	41,469

NET CASH FLOW	9,420	15,235	18,983	8,373	2,736	(1,521)	54,647

Cumulative Net Cash Flow	10,841	26,076	45,059	53,432	56,169	54,647
IRR =
NET PRESENT VALUE =

22-53

Table 22.23 – Base Case, Sensitivities

CERRO SAN PEDRO
BASE CASE
SENSITIVITIES
(all US$ 000)

GOLD PRICE	300.00	325.00	350.00	375.00	400.00
SILVER PRICE	4.29	4.60	5.00	5.36	5.71

GOLD PRICE	Percent Change	-20.0%	-15.0%	-10.0%	-5.0%	0.0%	5.0%	10.0%	15.0%	20.0%

300.00	Operating Costs	24.9%	21.3%	17.5%	13.6%	10.2%	6.6%	3.3%	-0.9%	-5.8%
	Capital Costs	14.8%	13.5%	12.4%	11.3%	10.2%	9.3%	8.3%	7.5%	6.6%
325.00	Operating Costs	31.5%	27.5%	24.1%	20.5%	16.9%	13.1%	9.9%	6.4%	3.2%
	Capital Costs	22.4%	20.9%	19.5%	18.1%	16.9%	15.7%	14.7%	13.6%	12.7%
350.00	Operating Costs	37.6%	34.1%	30.7%	26.9%	23.6%	20.1%	16.6%	13.0%	9.9%
	Capital Costs	30.1%	28.3%	26.6%	25.0%	23.6%	22.2%	21.0%	19.8%	18.6%
375.00	Operating Costs	43.7%	39.8%	36.4%	33.1%	29.7%	26.1%	22.9%	19.4%	16.1%
	Capital Costs	37.2%	35.1%	33.1%	31.4%	29.7%	28.1%	26.7%	25.3%	24.1%
400.00	Operating Costs	49.6%	46.1%	42.2%	38.5%	35.3%	32.1%	28.7%	25.3%	22.2%
	Capital Costs	43.7%	41.3%	39.2%	37.1%	35.3%	33.5%	31.9%	30.4%	29.0%

22-54

Figure 22.12 – IRR Sensitivity

22-55

Figure 22.13– Gold Price Sensitivity

22-56

23 ILLUSTRATIONS

The illustrations supporting the various sections of the report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided in the Table of Contents.

More illustrations relevant to the project are included in the Glamis Feasibility Study, November 2000, and in the Metallica Development Plan, September, 2003.

23-1